IRSA Propiedades Comerciales S.A.

Unaudited Condensed Interim Consolidated Financial Statements for the nine-month period ended March 31, 2020, presented comparatively

Legal Information

Denomination: IRSA PROPIEDADES COMERCIALES S.A.

Fiscal year N°: 130, beginning July 1, 2019.

Legal address: Moreno 877, 22nd floor, Autonomous City of Buenos Aires, Argentina.

Main business: Real estate investment and development.

Date of registration with the Public Registry of Commerce of the By-laws: August 29, 1889.

Date of registration of last amendment: October 29, 2018.

Expiration of company charter: August 28, 2087.

Registration number with the Supervisory Board of Companies: 801,047.

Capital stock: 126,014,050 common shares.

Subscribed, issued and paid up (in thousands of Ps.): 126,014.

Direct Majority Shareholder: IRSA Inversiones y Representaciones Sociedad Anónima (IRSA).

Majority Shareholder of the Group: Inversiones Financieras del Sur S.A.

Legal Address: Bolívar 108, 1st floor, Autonomous City of Buenos Aires, Argentina.

Main business: Real estate investment.

Direct and indirect ownership interest: 101,624,666 common shares.

Voting stock (direct and indirect equity interest): 80.65%.

Type of shares	CAPITAL STRUCTURE
	Outstanding shares	Shares authorized for public offering	Subscribed, issued and paid-in
			(in thousands of Ps.)
Registered, common shares with a nominal value of Ps. 1 each, 1 vote per share	126,014,050	126,014,050	126,014

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IRSA Propiedades Comerciales S.A.

Unaudited Condensed Interim Consolidated Statements of Financial Position
as of March 31, 2020 and June 30, 2019
 (All amounts in thousands of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	03.31.20	06.30.19
ASSETS
Non-current assets
Investment properties	8	81,305,401	81,822,341
Property, plant and equipment	9	467,479	450,709
Trading properties	10	166,169	168,214
Intangible assets	11	1,060,003	550,364
Rights of use assets	12	561,745	-
Investments in associates and joint ventures	7	4,470,351	2,179,251
Deferred income tax assets	19	79,499	97,617
Income tax and minimum presumed income tax credits		2,383	12,246
Trade and other receivables	14	4,187,525	661,123
Investments in financial assets	13	-	610,335
Total non-current assets		92,300,555	86,552,200
Current Assets
Trading properties	10	-	1,506
Inventories		36,707	39,231
Income tax and minimum presumed income tax credits		93,423	86,436
Trade and other receivables	14	10,348,976	9,243,052
Derivative financial instruments	13	5,961	7,613
Investments in financial assets	13	5,379,232	8,236,647
Cash and cash equivalents	13	2,633,311	5,695,217
Total current assets		18,497,610	23,309,702
TOTAL ASSETS		110,798,165	109,861,902
SHAREHOLDERS’ EQUITY
Total capital and reserves attributable to equity holders of the parent		49,609,951	52,130,781
Non-controlling interest		2,962,708	2,954,442
TOTAL SHAREHOLDERS’ EQUITY		52,572,659	55,085,223
LIABILITIES
Non-current liabilities
Trade and other payables	16	1,278,767	1,166,463
Borrowings	17	24,599,449	30,207,616
Leases liabilities		592,418	-
Deferred income tax liabilities	19	18,483,188	17,823,382
Provisions	18	71,409	59,514
Derivative financial instruments	13	22,588	18,723
Total non-current liabilities		45,047,819	49,275,698
Current liabilities
Trade and other payables	16	2,559,941	3,410,259
Income tax liabilities		11,407	20,291
Payroll and social security liabilities		172,276	294,948
Borrowings	17	10,355,093	1,708,251
Leases liabilities		10,326	-
Derivative financial instruments	13	33,659	18,381
Provisions	18	34,985	48,851
Total current liabilities		13,177,687	5,500,981
TOTAL LIABILITIES		58,225,506	54,776,679
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		110,798,165	109,861,902

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

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IRSA Propiedades Comerciales S.A.

Unaudited Condensed Interim Consolidated Statements of Comprehensive Income
     for the nine and three-month periods ended March 31, 2020 and 2019
(All amounts in thousands of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

		Nine months		Three months
	Note	03.31.20	03.31.19	03.31.20	03.31.19
Income from sales, rentals and services	20	7,340,615	7,857,721	1,944,356	2,401,038
Income from expenses and collective promotion fund	20	2,489,000	2,675,854	827,265	784,003
Operating costs	21	(3,222,911)	(3,477,214)	(1,042,185)	(1,029,688)
Gross profit		6,606,704	7,056,361	1,729,436	2,155,353
Net gain / (loss) from fair value adjustments of investment properties	8	373,681	(10,478,732)	(1,855,978)	93,786
General and administrative expenses	21	(929,976)	(974,891)	(229,248)	(311,708)
Selling expenses	21	(500,084)	(503,464)	(113,624)	(155,929)
Other operating results, net	22	31,874	(401,432)	7,760	(356,734)
Profit/ (loss) from operations		5,582,199	(5,302,158)	(461,654)	1,424,768
Share of profit of associates and joint ventures	7	233,458	238,002	(62,956)	85,912
Profit/ (loss) from operations before financing and taxation		5,815,657	(5,064,156)	(524,610)	1,510,680
Finance income	23	377,665	100,591	167,990	18,878
Finance cost	23	(2,433,638)	(2,571,457)	(694,297)	(910,972)
Other financial results	23	(4,482,660)	(1,079,314)	(799,586)	(320,484)
Inflation adjustment	23	97,259	(74,378)	188,895	56,473
Financial results, net		(6,441,374)	(3,624,558)	(1,136,998)	(1,156,105)
Loss profit before income tax		(625,717)	(8,688,714)	(1,661,608)	354,575
Income tax expense	19	(1,045,302)	2,054,893	260,476	(60,970)
Loss profit for the period		(1,671,019)	(6,633,821)	(1,401,132)	293,605

Other comprehensive loss:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment		(9,069)	-	(9,069)	-
Other comprehensive loss for the period		(9,069)	-	(9,069)	-
Total comprehensive loss for the period		(1,680,088)	(6,633,821)	(1,410,201)	293,605

Total comprehensive loss attributable to:
Equity holders of the parent		(1,762,294)	(6,837,351)	(1,351,121)	379,056
Non-controlling interest		91,275	203,530	(50,011)	(85,451)

Attributable to:
Equity holders of the parent		(9,069)	-	(9,069)	-

Loss per share attributable to equity holders of the parent for the period:
Basic		(13.98)	(54.26)	(10.72)	3.01
Diluted		(13.98)	(54.26)	(10.72)	3.01

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

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IRSA Propiedades Comerciales S.A.

Unaudited Condensed Interim Consolidated Statement of Changes in Shareholders’ Equity
for the nine-month period ended March 31, 2020
(All amounts in thousands of Argentine Pesos, except otherwise indicated)
Free translation from de original prepared in Spanish for publication in Argentina

	Share capital	Inflation adjustment of share capital	Share premium	Legal reserve	Special reserve CNV 609/12 (1)	Other reserves	Retained earnings	Subtotal	Non-controlling interest	Total shareholder’s equity
Balance as of June 30, 2019	126,014	3,211,192	9,167,337	126,729	8,760,914	70,566,481	(39,827,886)	52,130,781	2,954,442	55,085,223
(Loss) / profit for the period	-	-	-	-	-	-	(1,762,294)	(1,762,294)	91,275	(1,671,019)
Other comprehensive loss for the period	-	-	-	-	-	(9,069)	-	(9,069)	-	(9,069)
Dividend distribution - Shareholders’ meeting as of October 29, 2019	-	-	-	-	-	(693,730)	-	(693,730)	(138,746)	(832,476)
Assignment of results - Shareholders’ meeting as of October 29, 2019	-	-	-	-	-	(39,827,886)	39,827,886	-	-	-
Changes in non-controlling interest	-	-	-	-	-	(55,737)	-	(55,737)	55,737	-
Balance as of March 31, 2020	126,014	3,211,192	9,167,337	126,729	8,760,914	29,980,059	(1,762,294)	49,609,951	2,962,708	52,572,659

	Reserve for future dividends	Special reserve	Currency translation adjustment	Changes in non-controlling interest	Total other reserves
Balance as of June 30, 2019	30,712,156	39,970,569	-	(116,244)	70,566,481
Other comprehensive loss for the period	-	-	(9,069)	-	(9,069)
Assignment of results - Shareholders’ meeting as of October 29, 2019	(693,730)	(39,827,886)	-	-	(40,521,616)
Changes in non-controlling interest	-	-	-	(55,737)	(55,737)
Balance as of March 31, 2020	30,018,426	142,683	(9,069)	(171,981)	29,980,059

(1)
Corresponds to General Resolution 609/12 of National Securities Commission (“CNV”). Furthermore includes the effect for the standard change in investment properties as of June 1, 2011.

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

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IRSA Propiedades Comerciales S.A.

Unaudited Condensed Interim Consolidated Statement of Changes in Shareholders’ Equity
for the nine-month period ended March 31, 2019
(All amounts in thousands of Argentine Pesos, except otherwise indicated)
Free translation from de original prepared in Spanish for publication in Argentina

	Share capital	Inflation adjustment of share capital	Share premium	Legal reserve	Special reserve CNV 609/12 (1)	Other reserves	Retained earnings	Subtotal	Non-controlling interest	Total shareholder’s equity
Balance as of June 30, 2018	126,014	3,211,192	9,167,337	126,729	8,760,914	7,248,892	48,950,947	77,592,025	3,044,297	80,636,322
Adjustments previous periods (IFRS 9)(2)	-	-	-	-	-	-	(39,077)	(39,077)	-	(39,077)
Balance as of June 30, 2018 - Adjusted	126,014	3,211,192	9,167,337	126,729	8,760,914	7,248,892	48,911,870	77,552,948	3,044,297	80,597,245
(Loss) / profit for the period	-	-	-	-	-	-	(6,837,351)	(6,837,351)	203,530	(6,633,821)
Dividend distribution - Shareholders’ meeting as of October 29, 2018	-	-	-	-	-	-	(956,158)	(956,158)	-	(956,158)
Assignment of results - Shareholders’ meeting as of October 29, 2018	-	-	-	-	-	63,369,724	(63,369,724)	-	-	-
Changes in non-controlling interest	-	-	-	-	-	(54,414)	-	(54,414)	54,414	-
Balance as of March 31, 2019	126,014	3,211,192	9,167,337	126,729	8,760,914	70,564,202	(22,251,363)	69,705,025	3,302,241	73,007,266

	Reserve for future dividends	Special reserve	Changes in non-controlling interest	Total other reserves
Balance as of June 30, 2018	-	7,313,002	(64,110)	7,248,892
Assignment of results - Shareholders’ meeting as of October 29, 2018	30,712,156	32,657,568	-	63,369,724
Changes in non-controlling interest	-	-	(54,414)	(54,414)
Balance as of March 31, 2019	30,712,156	39,970,570	(118,524)	70,564,202

(1)
Corresponds to General Resolution 609/12 of National Securities Commission (“CNV”). Furthermore includes the effect for the standard change in investment properties as of June 1, 2011.
  (2)
See Note 2.2.

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

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IRSA Propiedades Comerciales S.A.

Unaudited Condensed Interim Consolidated Statements of Cash Flows
for the nine-month periods ended March 31, 2020 and 2019
(All amounts in thousands of Argentine Pesos, except otherwise indicated)
Free translation from de original prepared in Spanish for publication in Argentina

	Note	03.31.20	03.31.19
Operating activities:
Cash generated from operations	15	4,409,905	3,745,860
Income tax paid		(102,029)	(146,685)
Net cash generated by operating activities		4,807,876	3,599,175

Investing activities:
Capital contributions in associates and joint ventures		(38,900)	(37,150)
Acquisition of investment properties		(1,023,993)	(2,066,586)
Acquisition of property, plant and equipment		(101,086)	(75,220)
Advance payments		(928,945)	(3,504,050)
Acquisition of intangible assets		(22,291)	(120,918)
Acquisitions of investments in financial assets		(9,307,931)	(17,807,510)
Proceeds from investments in financial assets		10,642,850	18,375,171
Loans granted, net		(901,538)	8,172
Loans granted to related parties		(4,177,974)	-
Proceeds from sales of interest held in associates and joint ventures		-	5,652
Loans payment received from related parties		632,066	-
Proceeds from sales of investment properties		16,708	-
Collection of financial assets interests		428,894	461,255
Acquisition of subsidiaries, net of cash acquired		-	(34,000)
Dividends received		151,502	6,213
Net cash used in investing activities		(4,630,638)	(4,788,971)

Financing activities:
Repurchase of non-convertible notes		(484,192)	(58,612)
Borrowings obtained		9,556,355	457,622
Borrowings obtained from related parties		-	24,951
Payment of borrowings		(9,696,789)	(370,360)
Payments of financial leasing		-	(12,006)
Payment of derivative financial instruments		-	(759,321)
Pay of leases liabilities		(31,728)	-
Proceeds from derivative financial instruments		426,776	1,299,387
Payment of derivative financial instruments		(427,109)	-
Payment of interest		(2,714,054)	(2,582,101)
Dividends paid		(693,021)	(956,158)
Contrubution of the non-controling shareholders		(86,626)	-
Short-term loans, net		678,048	200,992
Net cash used in financing activities		(3,472,340)	(2,755,606)

Net decrease in cash and cash equivalents		(3,295,102)	(3,945,402)
Cash and cash equivalents at beginning of period	13	5,695,217	7,687,315
Financial result of cash and cash equivalents		268,545	196,788
Inflation adjustment		(35,349)	(35,158)
Cash and cash equivalents at end of period	13	2,633,311	3,903,543

    The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

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IRSA Propiedades Comerciales S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
(All amounts in thousands of Argentine Pesos, except otherwise indicated)
Free translation from de original prepared in Spanish for publication in Argentina

1.
Group’s business and general information

IRSA PROPIEDADES COMERCIALES S.A. (“IRSA Propiedades Comerciales” or “the Company”) is an Argentine real estate company mainly engaged in holding, leasing, managing, developing, operating and acquiring shopping malls and office buildings and holds a predominant position within the Argentine market. IRSA Propiedades Comerciales was incorporated in 1889 under the name Sociedad Anonima Mercado de Abasto Proveedores (SAMAP) and until 1984 operated the main fresh product market in the Autonomous City of Buenos Aires. SAMAP’s core asset was the historical building of Mercado de Abasto, which served as site of the market from 1889 until 1984, when a sizable part of its operations was interrupted.

Since the Company was acquired by IRSA Inversiones y Representaciones Sociedad Anónima (hereinafter, IRSA) in 1994, it has grown through a series of acquisitions and development projects that resulted in a corporate reorganization pursuant to which the company was renamed Alto Palermo S.A. which was subrequentily changed to our current denomination.

As of the end of these unaudited condensed interim consolidated financial statements (hereinafter, financial statements), the Company operates 332,642 square meters (sqm) in 14 shopping malls, 115,640  sqm in 8 premium offices and an extensive land reserve for future commercial developments; operates and holds a majority interest in a portfolio of 14 shopping malls in Argentina, six of which are located in the Autonomous City of Buenos Aires (Abasto Shopping, Alcorta Shopping, Alto Palermo, Patio Bullrich, Dot Baires Shopping and Distrito Arcos), two in Buenos Aires province (Alto Avellaneda and Soleil Premium Outlet) and the rest are situated in different provinces (Alto Noa in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza, Córdoba Shopping Villa Cabrera in the City of Córdoba, Alto Comahue in the City of Neuquén and La Ribera Shopping in the City of Santa Fe). The Company also owns the historic building where the Patio Olmos Shopping Mall is located, operated by a third party.

The Company’s shares are traded on the Buenos Aires Stock Exchange (MERVAL: IRCP) and in United States of America on the NASDAQ (NASDAQ: IRCP).

IRSA Propiedades Comerciales and its subsidiaries are hereinafter referred to jointly as "the Group". Our main shareholder and parent Company is IRSA and Inversiones Financieras del Sur S.A. is our ultimate parent Company.

These financial statements have been approved by the Board of Directors to be issued on June 4, 2020.

2.
Summary of significant accounting policies

2.1.
Basis of preparation

The National Securities Commission (CNV), in Title IV "Periodic Information Regime" - Chapter III "Rules relating to the presentation and valuation of financial statements" - Article 1, of its standards, has established the application of  the Technical Resolution No. 26 (RT 26) of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) and its amendments, which adopt IFRS, issued by the IASB, for certain companies included in the public offering regime of Law No. 26,831, either because of its share capital or its non-convertible notes, or that have requested authorization to be included in the aforementioned regime.

These financial statements for the interim periods of nine months ended March 31, 2020 and 2019 have not been audited. Management considers that they include all the necessary adjustments to fairly present the results of each period. Intermediate period results do not necessarily reflect the proportion of the Group's results for the entire fiscal years.

IAS 29 "Financial Reporting in Hyperinflationary Economies" requires that the financial statements of an entity whose functional currency is one of a hyperinflationary economy be expressed in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. To do so, in general terms, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be calculated for non-monetary items. This requirement also includes the comparative information of the financial statements.

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IRSA Propiedades Comerciales S.A.

In order to conclude on whether an economy is categorized as a high inflation one, in the terms of IAS 29, the standard details a series of factors to be considered, including the existence of an accumulated inflation rate in three years that approximates to or exceeds 100%. Accumulated inflation in Argentina in three years has been over 100%. For this reason, in accordance with IAS 29, the Argentine economy must be considered as a high inflation economy starting July 1, 2018.

Regarding the inflation index to be used and in accordance with FACPCE Resolution No. 539/18, it will be determined based on the Wholesale Price Index (IPIM) until 2016, considering the average variation of Consumer Price indices (CPI) of the Autonomous City of Buenos Aires for the months of November and December 2015, because during those two months there were no national IPIM measurements. Then, from January 2017, the National Consumer Price Index (National CPI) will be considered. The table below shows the evolution of this index during the period ended March 31, 2020, according to official statistics by Argentine Institute of Statistics and Census (INDEC) and following the guidelines described in Resolution 539/18:

Price variation:	03.31.20 (accumulated of nine month)
36%

As a consequence of the aforementioned, these Unaudited Consolidated Financial Statements as of March 31, 2020 were restated in accordance with IAS 29.

2.2.         Significant accounting policies

The accounting policies applied in the presentation of these financial statements are consistent with those applied in the preparation of the information are described in Note 2 to the Annual Cosolidated Financial Statements from June 30, 2019 and implementing the IFRS 16: leases, from July 1, 2019.

IFRS 16: Leases

The standard establishes the criteria for recognition and valuation of leases for lessees and lessors. The changes incorporated mainly impact the tenant's accounting. IFRS 16 provides that the lessee recognize an asset for the right of use and a liability at present value with respect to those contracts that meet the definition of lease agreements according to IFRS 16. In accordance with the standard, a lease agreement is one that provides the right to control the use of an identified asset for a specific period. In order for a company to have control over the use of an identified asset: a) it must have the right to obtain substantially all the economic benefits of the identified asset and b) it must have the right to direct the use of the identified asset.

The standard allows an entity to exclude the short-term contracts (under 12 months) and those in which the underlying asset has low value.

The application of IFRS 16 generates an increase in assets and liabilities and a decrease in operating costs. Furthermore, amortizations and financial results generated by the update of the lease liabilities are increase.

2.3.         Comparability of information

The amounts as of June 30, 2019 and March 31, 2019, which are disclosed for comparative purposes, arise from the financial statements at said dates restated in accordance with IAS 29. Certain figures have been reclassified for comparison purposes in these Financial Statements.

2.4.         Use of estimates

The preparation of Financial Statements at a certain date requires the Group’s Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements. In the preparation of these financial statements, the significant judgments made by Management in applying the Group’s accounting policies and the main sources of uncertainty were the same applied by the Group in the preparation of the Annual Consolidated Financial Statements of the information are described in Note 3 as of June 30, 2019.

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IRSA Propiedades Comerciales S.A.

3.
Seasonal effects on operations

The operations of the Group’s shopping mall are subject to seasonal effects, which affect the level of sales recorded by tenants. During summertime (January and February), the tenants of shopping mall experience the lowest sales levels in comparison with the winter holidays (July) and during the period of Christmas’ Seasons (December) when they tend to record peaks of sales. Apparel stores generally change their collections during the spring and the fall, which impacts positively on shopping mall sales. Sale discounts at the end of each season also impact the business. Consequently, a higher level of revenues is generally expected in shopping mall operations during the second half of the year.

4.
Acquisitions and disposals

Barter transaction airspace

On October 25, 2019, the Company has transferred in a barter transaction the rights to construct an apartment building (“Torre 1”) to an unrelated third party on the airspace of the COTO Supermarket located in the Abasto neighborhood of the Autonomous City from Buenos Aires. Torre 1 will have 22 apartments of 1 to 3 rooms totaling an area of 8,400 square meters. The amount of the operation was set at USD 4.5 millions: USD 1 million will be pay in cash and remaining balance in at least 35 functional units of departments, representing the equivalent of 24.20% of the own square meters, with a minimum insured of 1,982 square meters.

Within 30 months of the signing of the contract, when certain conditions have been met, IRSA CP must transfer to the same unrelated third party the rights to build a second apartment building.

As of March 31, 2020 the results of this transaction amounts to ARS 274 million that are included in the line “Income from sales, rentals and services” and “Operating costs” of the Statements of Comprehensive Income.

Barter agreement Plot 1 - Caballito Tower

On December 23, 2019, the Company has transferred in a barter transaction the Plot 1 of the land located in Av. Avellaneda and Olegario Andrade 367, in the Caballito neighborhood of the Autonomous City of Buenos Aires, to an unrelated third party.

Plot 1 has an estimated surface area of 3,221 square meters in which a 10-story apartment building will be developed for a total of 11,400 square meters, a commercial ground floor for 1,216 square meters and a basement of 138 parking spaces (“Building 1”).

The amount of the operation was set at the sum of USD 5.5 million to be paid in future functional units of Building 1, which represent the equivalent of 23.53% of the own square meters, with a minimum footage insured of 2,735 square meters composed by 1,215.62 square meters of commercial destination, 1,519.68 square meters of residential destination and a certain number of parking spaces that represent 22.50% of the own square meters with that destination and never less than 31 units. The consideration is granted by a mortgage on Plot 1 and Building 1. The buyer has an option to acquire Plot 2 of the same property until August 31, 2020 and Plots 3 and 4 until March 31, 2021, subject to certain suspensive conditions. As of March 31, 2020 this transaction has not had impact on the profit and loss statement of the Company.

TGLT – Recapitalization agreement

On August 8, 2019, we entered into certain arrangements with TGLT S.A. (“TGLT”) providing for collaboration in TGLT’s financial restructuring and recapitalization. We participated in the recapitalization agreement whereby TGLT committed: (i) to make a public offer to subscribe Class A preferred shares at a subscription price of US$1.00 per TGLT share; (ii) to make a public offering of new Class B preferred shares which may be subscribed by (a) the exchange for ordinary shares of TGLT, at an exchange ratio of one Class B preferred share for every 6.94 ordinary shares of the Company and / or (b) the exchange for convertible notes, at an exchange ratio of a Class B preferred share for each US$1.00 of convertible notes (including accumulated and unpaid interests under the existing convertible notes); and (iii) to grant an option to subscribe new Class C preferred shares in a public offer for cash to be carried out if: (a) the public offer of Class A and Class B preferred shares are consummated and (b) a minimum number of option holders have exercised that option at a subscription price per Class C preferred share of US$1.00 (or its equivalent in pesos).

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IRSA Propiedades Comerciales S.A.

Likewise, IRSA Propiedades Comerciales signed as a holder of convertible notes of TGLT an agreement for deferment of payment of interest payable as of February 15, 2019 and August 15, 2019 until November 8, 2019 and an option agreement which may be subscribed Class C preferred shares.

Finally, supporting the recapitalization plan, IRSA Propiedades Comerciales signed with TGLT a subscription commitment for Class A preferred shares under Class A Public Offer to make a contribution in kind of shares of the company La Maltería SA, 100% of its ownership, for an amount up to US$ 24 million and promised to exchange its convertible negotiable obligations into preferred Class B shares.

In turn, on November 22, 2019, TGLT held a bondholders of convertible negotiable obligations meeting in order to consider the modification of different clauses of the indenture in force at that date, and in line with what was agreed in the recapitalization agreement , IRSA Propiedades Comerciales voted in favor of the modifications.

Under the agreements described above, the successful consummation of the offer by TGLT, and having reached the thresholds of consent of the holders of convertible notes of TGLT, on December 11, 2019, the Company concluded the envisaged process in the recapitalization agreement and related documents through the subscription of preferred Class A shares, integrating them in kind through the contribution of the shares of the company La Maltería SA, 100% of their ownership and, likewise, proceeded to the exchange of the convertible note - including deferred interest and accrued interest from August 15, 2019 to December 11, 2019 - in preferred Class B shares.

In the last quarter, preferred shares were converted into ordinary shares, which is why IRSA Propiedades Comerciales begin to have significant influence, considering TGLT S.A. as an associated company.

5.
Financial risk management and fair value estimates

These Financial Statements do not include all the information and disclosures on financial risk management; therefore, they should be read along with Note 5 to the Consolidated Financial Statements as of June 30, 2019. There have been no changes in risk management or risk management policies applied by the Group since year-end.

Since June 30, 2019 as of the date of this Financial Statements, there have been no significant changes in business or economic circumstances affecting the fair value of the Group's assets or liabilities of the Group except for that the indicated in Note 27. Furthermore, there have been no transfers between the different hierarchies used to assess the fair value of the Group’s financial instruments.

6.
Segment reporting

The following is a summary analysis of the Group's business segments, corresponding to the periods ended March 31, 2020 and 2019. Additionally, a reconciliation between results of operations corresponding to segment information and the results of operations as per the statements of comprehensive income and total assets by segment and total assets according to the statement of financial position. The information by segments has been prepared and classified according to the businesses in which the Group carries out its activities, which are described in Note 6 of the Annual Consolidated Financial Statements as of June 30, 2019, with the exception of the incorporation of TGLT S.A. to the “Others” segment (Note 4).
.

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IRSA Propiedades Comerciales S.A.

	03.31.20
	Shopping Malls	Offices	Sales and developments	Others	Total segmet reporting	Adjustment for expenses and collective promotion funds	Adjustment for share in profit/ (loss) of joint ventures	Total as per statement of comprehensive income

Revenues	5,345,191	1,697,952	294,601	57,981	7,395,725	2,489,000	(55,110)	9,829,615
Operating costs	(433,928)	(99,375)	(76,766)	(64,121)	(674,190)	(2,579,913)	31,192	(3,222,911)
Gross profit / (loss)	4,911,263	1,598,577	217,835	(6,140)	6,721,535	(90,913)	(23,918)	6,606,704
Net (loss) / gain from fair value changes in investment properties	(3,711,267)	3,330,544	955,439	53,976	628,692	-	(255,011)	373,681
General and administrative expenses	(620,150)	(194,005)	(35,079)	(87,177)	(936,411)	-	6,435	(929,976)
Selling expenses	(404,700)	(58,911)	(45,054)	(5,806)	(514,471)	-	14,387	(500,084)
Other operating results, net	(47,038)	(25,473)	(2,369)	67,360	(7,520)	22,894	16,500	31,874
Profit / (Loss) from operations	128,108	4,650,732	1,090,772	22,213	5,891,825	(68,019)	(241,607)	5,582,199
Share of profit of associates and joint ventures	-	-	-	64,486	64,486	-	168,972	233,458
Profit / (Loss) before financing and taxation	128,108	4,650,732	1,090,772	86,699	5,956,311	(68,019)	(72,635)	5,815,657
Investment properties	44,747,017	32,432,160	6,763,533	255,339	84,198,049	-	(2,892,648)	81,305,401
Property, plant and equipment	222,869	246,699	-	-	469,568	-	(2,089)	467,479
Trading properties	-	-	166,169	-	166,169	-	-	166,169
Goodwill	9,976	29,489	-	85,547	125,012	-	(39,465)	85,547
Right to receive units under (barter transactions)	-	-	716,341	-	716,341	-	-	716,341
Inventories	37,423	-	-	-	37,423	-	(716)	36,707
Investments in associates and joint ventures	-	-	-	2,229,918	2,229,918	-	2,240,110	4,470,028
Operating assets	45,017,285	32,708,348	7,646,043	2,570,804	87,942,480	-	(694,808)	87,247,672

	03.31.19
	Shopping Malls	Offices	Sales and developments	Others	Total segmet reporting	Adjustment for expenses and collective promotion funds	Adjustment for share in profit/ (loss) of joint ventures	Total as per statement of comprehensive income

Revenues	6,310,677	1,470,150	53,056	89,637	7,923,520	2,675,854	(65,799)	10,533,575
Operating costs	(516,945)	(72,727)	(37,430)	(102,493)	(729,595)	(2,788,449)	40,830	(3,477,214)
Gross profit / (loss)	5,793,732	1,397,423	15,626	(12,856)	7,193,925	(112,595)	(24,969)	7,056,361
Net (loss) / gain from fair value changes in investment properties	(15,129,847)	4,668,179	281,589	(206,241)	(10,386,320)	-	(92,412)	(10,478,732)
General and administrative expenses	(688,137)	(143,434)	(65,260)	(80,137)	(976,968)	-	2,077	(974,891)
Selling expenses	(425,482)	(61,183)	(9,600)	(12,691)	(508,956)	-	5,492	(503,464)
Other operating results, net	(60,038)	(11,697)	(9,625)	(333,990)	(415,350)	12,676	1,242	(401,432)
(Loss) / Profit from operations	(10,509,772)	5,849,288	212,730	(645,915)	(5,093,669)	(99,919)	(108,570)	(5,302,158)
Share of profit of associates and joint ventures	-	-	-	85,149	85,149	-	152,853	238,002
(Loss) / Profit before financing and taxation	(10,509,772)	5,849,288	212,730	(560,766)	(5,008,520)	(99,919)	44,283	(5,064,156)
Investment properties	70,919,880	32,819,654	5,786,237	148,254	109,674,025	-	(3,743,125)	105,930,900
Property, plant and equipment	244,403	212,906	-	-	457,309	-	(2,573)	454,736
Trading properties	-	-	294,688	-	294,688	-	-	294,688
Goodwill	9,976	29,490	-	85,265	124,731	-	(39,466)	85,265
Right to receive units under (barter transactions)	42,211	-	-	-	42,211	-	(927)	41,284
Inventories	-	-	-	47,738	47,738	-	2,891,776	2,939,514
Investments in associates and joint ventures	71,216,470	33,062,050	6,080,925	281,257	110,640,702	-	(894,315)	109,746,387
Operating assets	142,432,940	66,124,100	12,161,850	562,514	221,281,404	-	(1,788,630)	219,492,774

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IRSA Propiedades Comerciales S.A.

7.
Investments in associates and joint ventures

The table below lists information about the Group’s investments in associates and joint ventures:

Name of the entity	% of ownership interest held by non-controlling interests		Value of Company’s interest in equity		Company’s interest in comprehensive income
	03.31.20	06.30.19	03.31.20	06.30.19	03.31.20	03.31.19
Joint ventures
Quality Invest S.A.	50.00%	50.00%	1,995,613	1,773,832	182,880	89,740
Nuevo Puerto Santa Fe S.A.	50.00%	50.00%	244,497	294,769	(13,908)	63,113
La Rural S.A.	50.00%	50.00%	178,623	96,034	82,588	77,944
Associates
TGLT S.A.(5)	30.20%	-	2,046,957	-	(17,207)	-
Tarshop S.A.	-	-	-	-	-	2,417
Others associates (3)(4)	-	-	4,338	14,309	(9,964)	4,788
Total interests in associates and joint ventures			4,470,028	2,178,944	224,389	238,002

The table below lists information of the latest financial statements inssued by associates and joint ventures:

Name of the entity	Place of business / Country of incorporation	Main activity	Common shares	Last financial statements issued
				Share capital (nominal value)	Income for the period	Equity
Joint ventures
Quality Invest S.A. (2)	Argentina	Real estate	163,039,244	326,078	365,758	3,932,249
Nuevo Puerto Santa Fe S.A. (1)(2)	Argentina	Real estate	138,750	27,750	(27,816)	469,042
La Rural S.A. (2)	Argentina	Event organization and others	714,498	1,430	175,236	272,642
Associates
TGLT S.A. (5)(6)	Argentina	Real estate	279,502,813	924,991	(26,932)	5,957,545

(1)
Nominal value per share Ps. 100.
(2)
Correspond to profit for the nine-month period ended at March 31, 2020 and 2019, respectively.
(3)
Represents other individually non-significant associates.
(4)
Includes Ps. 323 as of March 31, 2020 and Ps. 307 as of June 30, 2019, in relation to the equity interest in Avenida Compras disclosed in Provisions.
(5)
See Note 4 in these Financial Statements.
(6)
Correspond to loss for the three-month period ended at March 31, 2020.

Changes in the Group’s investments in associates and joint ventures for the period ended March 31, 2020 and for the year ended June 30, 2019 were as follows:

	03.31.20	06.30.19
Beginning of the period / year	2,178,944	3,288,345
Adjustment previous periods (i)	-	(39,077)
Share of profit / (loss)	233,458	(548,475)
Dividends	(36,364)	(422,694)
Other comprehensive loss	(9,069)	-
Sale of interest in associates (i)	-	(168,101)
Acquisition of interest in associates (ii)(Note 24)	2,064,159	-
Irrevocable contributions (Note 24)	38,900	68,946
End of the period / year (4)	4,470,028	2,178,944

(i)
See Note 2.2 to the Annual Financial Statements as of June 30, 2019.
(ii)
Corresponds to the acquisition of TGLT S.A. See Note 4 to these Financial Statements.

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IRSA Propiedades Comerciales S.A.

8.
Investment properties

Changes in the Group’s investment properties for the nine-month period ended March 31, 2020 and for the year ended June 30, 2019 were as follows:

	Shopping Malls	Office and Other rental properties	Undeveloped parcels of land	Properties under development	Others	03.31.20	06.30.19
Fair value at beginning of the period / year	46,286,752	26,441,054	7,747,441	1,146,824	200,270	81,822,341	114,370,343
Additions	380,881	89,466	672	576,391	1,093	1,048,503	2,363,366
Capitalization of financial costs	-	-	-	284	-	284	91,411
Capitalized lease costs	13,447	5,649	-	-	-	19,096	14,859
Depreciation of capitalized lease costs (i)	(6,957)	(4,822)	-	-	-	(11,779)	(12,072)
Transfers	(6,397)	(309)	-	-	-	(6,706)	73,322
Disposals (iii)	-	-	(369,239)	-	-	(369,239)	-
Net (loss) / gain from fair value adjustment on investment properties (ii)	(3,743,520)	3,052,822	955,439	54,964	53,976	373,681	(35,078,888)
Decrease due to loss of control (Note 4)	-	-	(1,570,780)	-	-	(1,570,780)	-
Fair value at end of the period / year	42,924,206	29,583,860	6,763,533	1,778,463	255,339	81,305,401	81,822,341

 (i)
As of March 31, 2020 the depreciation charge was included in “Costs” in the amount of Ps 11,475, in “General and administrative expenses” in the amount of Ps. 285 and in and in “Selling expenses“ in the amount of Ps. 19 in the Statement of Comprehensive Income (Note 21).
(ii)
For the nine-month period ended March 31, 2020, the net gain from fair value adjustment on investment properties was Ps. 373.7 millons. The net impact of the values in Argentine pesos of our properties was mainly a consequence of the change in macroeconomic conditions:

a)
Net gain of Ps. 19,713.7 millions as a result of an increase in the projected inflation rate plus GDP, with the consequent increase in the cash flow of shopping malls revenues;
b)
Net loss of Ps. 22,963.3 millions due to the conversion to dollars of the projected cash flow in Argentine pesos according to the exchange rate estimates used in the cash flow;
c)
An increase of 72 basics points in the discount rate, mainly due to a rise in the country risk component of the WACC discount rate used to discount the flow of funds, which generated a decrease in the value of the shopping malls of Ps. 2,244.05 millions.
d)
Net gain of Ps. 14,539.7 millons as a result of the conversion to Argentine pesos of the value of the shopping malls in dollars based on the exchange rate at the end of the period.
e)
In addition, for the impact of the inflation adjustment the Group reclassified by shopping malls Ps. 12,160.3 millions to Inflation adjustment.
f)
The value of our office buildings and other rental properties measured in real terms increased by 11.9% during the nine-month period as of March 31, 2020, due to a devaluation of the Argentine peso exceeding the inflation rate of the period.

  (iii)
Barter disposal of “Land Plot 1” of Caballito Ferro Land (Note 4).

The following amounts have been recognized in the statements of comprehensive income:

	03.31.20	06.30.19
Revenues from rental and services (Note 20)	7,048,800	7,834,855
Expenses and collective promotion fund (Note 20)	2,489,000	2,675,854
Rental and services costs (Note 21)	(3,145,569)	(3,439,723)
Net unrealized loss from fair value adjustment on investment properties	(159,162)	(10,478,732)
Net realized gain from fair value adjustment on investment properties (i)	532,843	-

(i)
Includes Ps. 3,648 and Ps. 341,580 for the monetary and non-monetary benefit, respectively, corresponding to the barter transaction of the Caballito Ferro land and Ps. 186,615 due to loss of control of La Malteria S.A.

Valuation techniques are described in Note 9 to the Financial Statements as of June 30, 2019. There were no changes to the valuation techniques. The Group has reassessed the assumptions at the end of the period, incorporating the effect of the changes in macroeconomics conditions.

9.
Property, plant and equipment

Changes in the Group’s property, plant and equipment for the nine-month period ended March 31, 2020 and for the year ended June 30, 2019 were as follows:

	Other buildings and facilities	Furniture and fixtures	Machinery and equipment	Vehicles	Others	03.31.20	06.30.19
Costs	443,134	247,534	1,354,113	18,569	789	2,064,139	1,955,150
Accumulated depreciation	(234,409)	(160,819)	(1,200,320)	(17,882)	-	(1,613,430)	(1,528,369)
Net book amount at beginning of the period / year	208,725	86,715	153,793	687	789	450,709	426,781
Additions	48,683	11,422	40,981	-	-	101,086	90,933
Disposals	-	(2,030)	(4,893)	-	-	(6,923)	(1,731)
Transfers to right to use assets	-	-	(13,559)	-	-	(13,559)	19,233
Depreciation charges (i)	(11,793)	(10,155)	(40,686)	(517)	-	(63,151)	(85,061)
Net (loss) / gain from fair value adjustment	-	(129)	(554)	-	-	(683)	554
Net book amount at end of the period / year	245,615	85,823	135,082	170	789	467,479	450,709
Costs	491,817	256,797	1,376,088	18,569	789	2,144,060	2,064,139
Accumulated depreciation	(246,202)	(170,974)	(1,241,006)	(18,399)	-	(1,676,581)	(1,613,430)
Net book amount at end of the period / year	245,615	85,823	135,082	170	789	467,479	450,709

(i)
On March 31, 2020 depreciation charges were included in “Costs” in the amount of Ps. 50,343, in “General and administrative expenses” in the amount of Ps. 12,322 and in “Selling expenses“ in the amount of Ps. 486 in the Statement of Comprehensive Income (Note 21).

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IRSA Propiedades Comerciales S.A.

10.
Trading properties

Changes in in the Group’s trading properties for the nine-month period ended March 31, 2020 and for the year ended June 30, 2019 were as follows:

	Completed properties	Undeveloped sites	03.31.20	06.30.19
Net book amount at beginning of the period / year	2,257	167,463	169,720	290,675
Additions	-	14,484	14,484	15,162
Disposals	(64)	(17,971)	(18,035)	(1,191)
Transfers	-	-	-	(91,458)
Impairment	-	-	-	(43,468)
Net book amount at end of the period / year	2,193	163,976	166,169	169,720
Non - current			166,169	168,214
Current			-	1,506
Total			166,169	169,720

11.
Intangible assets

Changes in the Group’s intangible assets for the nine-month period ended March 31, 2020 and for the year ended June 30, 2019 were as follows:

	Goodwill	Software	Rights of use (ii)	Right to receive units (Barters) (iii)	Others	03.31.20	06.30.19
Costs	85,547	398,496	258,698	122,420	59,917	925,078	924,768
Accumulated amortization	-	(136,108)	(178,689)	-	(59,917)	(374,714)	(287,482)
Net book amount at beginning of the period / year	85,547	262,388	80,009	122,420	-	550,364	637,286
Additions	-	15,240	-	593,921	-	609,161	176,395
Disposals	-	(4,424)	-	-	-	(4,424)	-
Transfers	-	-	-	-	-	-	(1,097)
Amortization charge (i)	-	(93,331)	(1,767)	-	-	(95,098)	(87,232)
Impairment (iv)	-	-	-	-	-	-	(174,988)
Net book amount at end of the period / year	85,547	179,873	78,242	716,341	-	1,060,003	550,364
Costs	85,547	409,312	258,698	716,341	59,917	1,529,815	925,078
Accumulated amortization	-	(229,439)	(180,456)	-	(59,917)	(469,812)	(374,714)
Net book amount at end of the period / year	85,547	179,873	78,242	716,341	-	1,060,003	550,364

(i)  On March 31, 2020 amortization charges were included in “Costs” in the amount of Ps. 48,366, in “General and administrative expenses” in the amount of Ps. 45,826 and in “Selling expenses“ in the amount of Ps. 906 in the Statement of Comprehensive Income (Note 21).
(ii)  Corresponds to Distrito Arcos.
(iii) Corresponds to in kind receivables representing the right to receive residential apartments in the future under barter transactions (Note 14).
(iv) Corresponds to impaired goodwill of La Arena S.A..

12.
 Rights of use assets

03.31.20
Convention center	142,967
Stadium DirecTV Arena	397,082
Machinery and equipment	14,307
Shopping malls	7,389
Total rights of use assets	561,745
Non-current	561,745
Total	561,745

03.31.20
Convention center	(7,131)
Stadium DirecTV Arena	(11,048)
Machinery and equipment	(5,959)
Shopping malls	(9)
Total depreciation of rights of use (i)	(24,147)

(i)   As of March 31, 2020 the depreciation charge was included in “Costs”, in the Statement of Comprehensive Income (Note 21).

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IRSA Propiedades Comerciales S.A.

13.
Financial instruments by category

The present note shows the financial assets and financial liabilities by category of financial instrument and a reconciliation to the corresponding line in the Consolidated Statements of Financial Position, as appropriate. Financial assets and liabilities measured at fair value are assigned based on their different levels in the fair value hierarchy. For further information, related to fair value hierarchy see Note 13 to the Financial Statements as of June 30, 2019.

Financial assets and financial liabilities as of March 31, 2020 are as follows:

	Financial assets at amortized cost (i)	Financial assets at fair value through profit or loss		Subtotal financial assets	Non-financial assets	Total
March 31, 2020		Level 1	Level 2
Assets as per Statement of Financial Position
Trade and other receivables (excluding allowance for doubtful accounts) (Note 14)	7,366,571	-	-	7,366,571	7,571,669	14,938,240
Investments in financial assets:
- Public companies’ securities	-	75,699	-	75,699	-	75,699
- Mutual funds	-	293,197	611,637	904,834	-	904,834
- Bonds	-	4,398,699	-	4,398,699	-	4,398,699
Derivative financial instruments
- Foreing-currency future contracts	-	-	5,961	5,961	-	5,961
Cash and cash equivalents:
- Cash at banks and on hand	1,410,381	-	-	1,410,381	-	1,410,381
- Short- term investments	-	1,222,930	-	1,222,930	-	1,222,930
Total	8,776,952	5,990,525	617,598	15,385,075	7,571,669	22,956,744

	Financial liabilities at amortized cost (i)	Financial liabilities at fair value through profit or loss	Subtotal financial liabilities	Non-financial liabilities	Total
		Level 2
Liabilities as per Statement of Financial Position
Trade and other payables (Note 16)	1,092,160	-	1,092,160	2,746,548	3,838,708
Derivative financial instruments
- Swaps of interest rate (ii)	-	56,247	56,247	-	56,247
Borrowings (Note 17)	34,954,542	-	34,954,542	-	34,954,542
Total	36,046,702	56,247	36,102,949	2,746,548	38,849,497

Group´s financial assets and financial liabilities as of June 30, 2019 were as follows:

	Financial assets at amortized cost (i)	Financial assets at fair value through profit or loss			Subtotal financial assets	Non-financial assets	Total
June 30, 2019		Level 1	Level 2	Level 3
Assets as per Statement of Financial Position
Trade and other receivables (excluding allowance for doubtful accounts) (Note 14)	3,449,434	-	-	-	3,449,434	6,817,690	10,267,124
Investments in financial assets:
- Public companies’ securities	-	530,563	-	-	530,563	-	530,563
- Mutual funds	-	1,970,189	591,469	-	2,561,658	-	2,561,658
- Bonds	-	4,838,086	-	916,675	5,754,761	-	5,754,761
Derivative financial instruments
- Foreing-currency future contracts	-	-	7,613	-	7,613	-	7,613
Cash and cash equivalents:
- Cash at banks and on hand	4,118,064	-	-	-	4,118,064	-	4,118,064
- Short- term investments	-	1,577,153	-	-	1,577,153	-	1,577,153
Total	7,567,498	8,915,991	599,082	916,675	17,999,246	6,817,690	24,816,936

	Financial liabilities at amortized cost (i)	Financial liabilities at fair value through profit or loss	Subtotal financial liabilities	Non-financial liabilities	Total
		Level 2
Liabilities as per Statement of Financial Position
Trade and other payables (Note 16)	1,303,043	-	1,303,043	3,273,679	4,576,722
Derivative financial instruments
- Bonds	-	544	544	-	544
- Swaps of interest rate (ii)	-	36,560	36,560	-	36,560
Borrowings (excluding finance leases liabilities) (Note 17)	31,895,244	-	31,895,244	-	31,895,244
Total	33,198,287	37,104	33,235,391	3,273,679	36,509,070

(i)
The fair value of financial assets and liabilities at their amortized cost does not differ significantly from their book value, except for borrowings (Note 17).
(ii)
The maturity date is February 16, 2023 and it is associated with the loan obtained through its subsidiary, Panameriacan Mall S.A, with the purpose of paying for the work that is being carried out at the Polo Dot.

15

IRSA Propiedades Comerciales S.A.

The valuation models used by the Group for the measurement at different levels of hierarchy are no different from those used as of June 30, 2019.

The Group uses a range of valuation models for the measurement of Level 2 and Level 3 instruments, details of which may be obtained from the following table. When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuation methods.

Description	Pricing model	Parameters	Fair value hierarchy	Range
Foreign-currency contracts	Present value method - Theoretical price	Underlying asset price (Money market curve); Interest curve	Level 2	-
Foreign exchange curve

Swaps of interest rate	Discounted cash flow	Interest rate futures	Level 2	-

Investments in financial assets	NAV	Theoretical price	Level 2	-

TGLT Convertible Notes	Black & Scholes	Underlying asset price (Market price) - share price volatility and market Interest rate	Level 3	Underlying asset price 10 to 13, share price volatility 55% to 75%, market interest-rate 8% to 9%
Theoretical price

As of March 31, 2020, there have been no changes to the economic or business circumstances affecting the fair value of the financial assets and liabilities of the Group, that is indicated in Note 27.

14.         Trade and other receivables

The following table shows the amounts of Group's trade and other receivables as of March 31, 2020 and June 30, 2019:

	03.31.20	06.30.19
Lease and services receivables	952,132	1,333,062
Post-dated checks	501,875	839,541
Averaging of scheduled rent escalation	629,130	723,272
Debtors under legal proceedings	328,393	308,321
Property sales receivables	19,591	40,826
Consumer financing receivables	16,441	22,299
Less: allowance for doubtful accounts	(401,574)	(362,725)
Total trade receivables	2,045,988	2,904,596
Loans	970,910	65,084
Advance payments	529,110	572,817
Others (*)	217,764	198,726
Prepayments	189,664	222,041
Other tax receivables	180,346	165,996
Expenses to be recovered	28,005	18,869
Guarantee deposit	1,823	1,742
Less: allowance for doubtful accounts	(165)	(224)
Total other receivables	2,117,457	1,245,051
Related parties (Note 24)	10,373,056	5,754,528
Total current trade and other receivables	14,536,501	9,904,175
Non-current	4,187,525	661,123
Current	10,348,976	9,243,052
Total	14,536,501	9,904,175

 (*) Includes Ps. 171,202 and Ps. 174,306 as of March 31, 2020 and June 30, 2019, respectively, consistent with the assumption of debt with the State Assets Administration Agency (AABE). (Note 17)

Movements on the Group’s allowance for doubtful accounts and other receivables are as follows:

	03.31.20	06.30.19
Beginning of the period/ year	362,949	424,290
Additions (i)	141,085	115,739
Unused amounts reversed (i)	(29,253)	(49,480)
Used during the period	(2,570)	(7,789)
Inflation adjustment	(70,472)	(119,811)
End of the period/ year	401,739	362,949

(i)
As of March 31, 2020 additions and unused amount reversed charged were charged to “Selling expenses”, in the amount of Ps 111,832 in the Statement of Comprehensive Income (Note 21).

16

IRSA Propiedades Comerciales S.A.

15.         Cash flow and cash equivalent information

Following is a detailed description of cash flows generated by the Group’s operations for the nine-month periods ended March 31, 2020 and 2019:

	Note	03.31.20	03.31.19
Net loss for the period		(1,671,019)	(6,633,821)
Adjustments:
Income tax	19	1,045,302	(2,054,893)
Amortization and depreciation	21	194,175	140,152
Net gain / (loss) from fair value adjustment on investment properties		(373,681)	10,478,732
Gain from disposal of trading properties		(241,530)	(21,675)
Disposals by concession maturity		6,923	1,731
Averaging of schedule rent escalation	20	(127,070)	(276,693)
Directors’ fees		73,065	189,976
Equity incentive plan		-	351
Financial results, net		6,226,660	3,101,220
Provisions and allowances		152,979	167,077
Share of profit of associates and joint ventures	7	(233,458)	(238,002)
Changes in operating assets and liabilities
(Increase) / Decrease in trading properties		(14,485)	11,426
Decrease / (Increase) of Inventories		2,524	(4,109)
Decrease in trading properties		-	21,904
(Increase) / Decrease in trade and other receiables		885,600	466,620
Decrease in trade and other payables		(850,274)	(1,745,220)
Decrease in payroll and social security liabilities		(122,672)	(139,778)
Uses of provisions and inflation adjustment		(43,134)	(56,989)
Impaired goodwill		-	174,988
Loss for sale of associates and joint ventures		-	162,863
Net cash generated by operating activities before income tax paid		4,409,905	3,745,860

	03.31.20	03.31.19
Non-cash transactions
Decrease in intangible assets through an increase in trading properties	-	1,097
Increase in properties plant and equipment through a decrease in investment properties	6,706	19,092
Increase in trade and other receivables through a decrease in trading properties	-	962
Increase in trade and other receivables through a decrease in investment in associates and joint ventures	-	410,487
Decrease in trade and other receivables through an increase in investment in associates and joint ventures	-	7,958
Decrease in investment in associates and joint ventures through a decrease in borrowings	-	7,977
Decrease in investment in associates and joint ventures through a decrease in equity	-	39,077
Increase in investment properties through an increase in trade and other payables	43,606	-
Increase in investment properties through an increase in borrowings	284	-
Decrease in equity through an increase in borrowings (dividends)	52,120	-
Increase in rights of use assets through a decrease in properties plant and equipment	20,265	-
Increase in investments in financial assets through a decrease in investment in associates and joint ventures (dividends)	27,063	-
Increase in investment in associates and joint ventures through a decrease in investments in financial assets	792,772	-
Decrease in equity through an increase in trade and other payables (dividends)	709	-
Decrease in investment properties through an increase in intangible assets	352,535	-
Decrease in intangible assets through an increase in trade and other payables	4,424	-
Currency translation adjustment	9,069	-
Decrease in trading properties through an increase in intangible assets	234,335	-

Increase in investment in associates through a decrease due to loss of control in subsidiaries

03.31.20
Investment properties	1,570,780
Income tax and minimum presumed income tax credits	2,133
Trade and other receivables	48,655
Deferred income tax liabilities	(344,233)
Trade and other payables	(3,820)
Income tax and minimum presumed income tax liabilities	(2,133)
Decrease due to loss of control	1,271,382

17

IRSA Propiedades Comerciales S.A.

16.         Trade and other payables

The following table shows the amounts of Group's trade and other payables as of March 31, 2020 and June 30, 2019:

	03.31.20	06.30.19
Rent and service payments received in advance	1,275,557	1,041,783
Admission rights	1,103,867	1,364,863
Accrued invoices	281,454	410,722
Trade payables	334,279	207,120
Tenant deposits	96,705	103,795
Payments received in advance	46,689	65,211
Total trade payables	3,138,551	3,193,494
Tax payable	243,969	340,458
Others	148,405	171,075
Other payments received in advance to be accrued	68,247	74,623
Tax amnesty plans	8,219	386,741
Dividends	125	170
Total other payables	468,965	973,067
Related parties (Note 24)	231,192	410,161
Total trade and other payables	3,838,708	4,576,722
Non-current	1,278,767	1,166,463
Current	2,559,941	3,410,259
Total	3,838,708	4,576,722

17.         Borrowings

The following table shows the Group's borrowings as of March 31, 2020 and June 30, 2019:

	Book Value at 03.31.20	Book Value at 06.30.19	Fair Value at 03.31.20	Fair Value at 06.30.19
Non-Convertible notes	31,472,917	29,004,508	27,567,930	28,868,372
Bank loans	2,388,743	2,328,520	2,097,088	2,115,965
Bank overdrafts	778,433	298,619	778,433	298,619
AABE Debts	171,202	174,306	171,202	174,306
Loans with non-controlling interests	143,247	89,291	143,247	89,291
Finance leases	-	20,623	-	20,623
Total borrowings	34,954,542	31,915,867	30,757,900	31,567,176
Non-current	24,599,449	30,207,616
Current	10,355,093	1,708,251
Total	34,954,542	31,915,867

18.         Provisions

The following table shows the movements in the Group's provisions at March 31, 2020 and June 30, 2019 categorized by type of provision:

	Labor, legal and other claims	Investments in associates (*)	03.31.20	06.30.19
Balances at the beginning of the period / year	108,058	307	108,365	118,340
Inflation adjustment	(35,684)	-	(35,684)	(47,781)
Increases (i)	73,445	-	73,445	82,473
Recovery (i)	(32,298)	-	(32,298)	(20,600)
Used during the period	(7,450)	-	(7,450)	(23,935)
Others (*)	-	16	16	(132)
Balances at the end of the period / year	106,071	323	106,394	108,365
Non-current			71,409	59,514
Current			34,985	48,851
Total			106,394	108,365

 (*) Corresponds to investments in associates with negative equity.
 (i)
Additions and unused amount reversed charged were charged to “Other operating results, net”, in the Statement of Comprehensive Income (Note 22).

18

IRSA Propiedades Comerciales S.A.

19.         Current and deferred income tax

The details of the Group’s income tax expense are as follows:

	03.31.20	03.31.19
Current income tax	(23,145)	(65,754)
Deferred income tax	(1,022,157)	2,120,647
Income tax - (loss) / gain	(1,045,302)	2,054,893

Changes in the deferred tax account are as follows:

	03.31.20	06.30.19
Beginning of the period / year	(17,725,765)	(24,050,187)
Income tax	(1,022,157)	6,324,422
Decrease due to loss of control	344,233	-
Period / year end	(18,403,689)	(17,725,765)

Below there is a reconciliation between the income tax recognized and that which would result from applying the prevailing tax rate to the profit before income tax:

	03.31.20	03.31.19
Loss for period before income tax at the prevailing tax rate	187,715	2,606,614
Tax effects of:
Rate change	1,216,491	1,254,831
Fiscal transparency	100,914	(274,543)
Share of profit of associates and joint ventures	70,037	71,401
Non-taxable profit, non-deductible items	9,089	-
Result from sale of subsidiaries	(385,693)	(337)
Difference between provisions and affidavits	48,333	-
Non-tax loss carry-forwards	(82,887)	-
Inflation adjustment	(512,121)	(1,554,694)
Tax inflation adjustment	(1,694,994)	-
Others	(2,186)	(48,379)
Income tax	(1,045,302)	2,054,893

Law No. 27,541 of social solidarity and productive revival in the framework of Argentine public emergency, published on December 23, 2019 introduced some modifications to different taxes and the creation of the tax for an Inclusive and Solidarity Argentina (PAIS).

The main modifications affecting the Group in relation to income tax are the following:

● In the first and second fiscal year beginning after January 1, 2019, the gain or loss from tax inflation adjustment will be charged one sixth in the determination exercise and the remaining five sixths in the following fiscal periods;

●
The applicable rate to companies for the third year beginning after January 1, 2018 is increased from 25% to 30%.

20.
Revenues

	03.31.20	03.31.19
Base rent	4,285,436	4,699,887
Contingent rent	1,397,451	1,243,805
Admission rights	684,697	753,911
Parking fees	279,142	351,174
Averaging of scheduled rent escalation	127,070	276,693
Commissions	142,437	179,278
Property management fees	83,730	98,791
Others	48,837	231,316
Total revenues from rentals and services	7,048,800	7,834,855
Sale of trading properties	291,815	22,866
Total revenues from sale of properties	291,815	22,866
Total revenues from sales, rentals and services	7,340,615	7,857,721
Expenses and collective promotion fund	2,489,000	2,675,854
Total revenues from expenses and collective promotion funds	2,489,000	2,675,854
Total revenues	9,829,615	10,533,575

19

IRSA Propiedades Comerciales S.A.

21.         Expenses by nature

The Group disclosed expenses in the statements of income by function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”. The following table provides additional disclosure regarding expenses by nature and their relationship to the function within the Group.

	Costs (ii)	General and administrative expenses	Selling expenses	03.31.20	03.31.19
Salaries, social security costs and other personnel administrative expenses (i)	1,012,053	319,279	52,377	1,383,709	1,538,589
Maintenance, security, cleaning, repairs and other	1,112,371	84,121	1,278	1,197,770	1,305,468
Taxes, rates and contributions	328,421	6,639	289,832	624,892	707,914
Advertising and other selling expenses	472,128	-	26,875	499,003	463,435
Directors' fees	-	278,424	-	278,424	284,270
Amortization and depreciation (Notes 8, 9, 10, 11 and 12)	134,331	58,433	1,411	194,175	140,152
Fees and payments for services	39,091	130,203	11,853	181,147	179,118
Allowance for doubtful accounts (additions and unused amounts reversed) (Note 14)	-	-	111,832	111,832	129,594
Leases and expenses	79,511	21,060	1,931	102,502	107,299
Traveling, transportation and stationery	20,810	14,731	2,691	38,232	51,585
Bank expenses	3,959	15,416	-	19,375	25,462
Cost of sale of properties	18,036	-	-	18,036	1,191
Other expenses	2,200	1,670	4	3,874	21,492
Total 03.31.20	3,222,911	929,976	500,084	4,652,971	-
Total 03.31.19	3,477,214	974,891	503,464	-	4,955,569

(i)
For the nine-month period ended March 31, 2020, includes Ps. 1,216,089 of Salaries, Bonuses and Social Security and Ps. 167,620 of other concepts. For the nine-month period ended March 31, 2019, includes Ps. 1,475,349 of Salaries, Bonuses and Social Security and Ps. 63,240 of other concepts.
(ii)
For the nine-month period ended March 31, 2020, includes Ps. 3,145,569 of Rental and services costs and Ps. 77,342 of Cost of sales and developments. For the nine-month period ended March 31, 2019, includes Ps. 3,439,723 of Rental and services costs and Ps. 37,491 of Cost of sales and developments.

22.         Other operating results, net

	03.31.20	03.31.19
Canon	73,162	34,967
Interest generated by operating credits	44,758	47,853
Management fees	7,834	12,082
Loss resulting from disposals of property plant and equipment	(2,593)	(1,724)
Loss from sale of associates and joint ventures	(5,784)	(173,397)
Others	-	(26,581)
Donations	(44,356)	(82,161)
Lawsuits (Note 18)	(41,147)	(37,483)
Impaired goodwill (Note 11)	-	(174,988)
Total other operating results, net	31,874	(401,432)

23.         Financial results, net

	03.31.20	03.31.19
- Interest income	377,665	100,591
Finance income	377,665	100,591
- Interest expense	(2,270,102)	(2,391,141)
- Others financial costs	(163,820)	(180,316)
Subtotal finance costs	(2,433,922)	(2,571,457)
Less: Capitalized finance costs	284	-
Finance costs	(2,433,638)	(2,571,457)
Foreing exchange, net	(3,503,690)	(2,964,211)
- Fair value (loss) / gains of financial assets at fair value through profit or loss	(1,030,480)	1,352,034
- (Loss) / Gain from derivative financial instruments	(36,112)	527,718
- Gain from repurchase of non-convertible notes	87,622	5,145
Other financial results	(4,482,660)	(1,079,314)
- Inflation adjustment	97,259	(74,378)
Total financial results, net	(6,441,374)	(3,624,558)

20

IRSA Propiedades Comerciales S.A.

24.         Related parties transactions

The following is a summary of the balances with related parties:

Item	03.31.20	06.30.19
Trade and other receivables	10,373,056	5,754,528
Investments in financial assets	4,718,926	4,322,533
Trade and other payables	(231,192)	(410,161)
Total	14,860,790	9,666,900

Related parties	03.31.20	06.30.19	Description of transaction
IRSA Inversiones y Representaciones Sociedad Anónima (IRSA)	6,043,419	5,133,564	Advances
	2,837,133	2,191,213	Non-convertible notes
	2,198,436	-	Loans granted
	128,938	115,188	Other credits
	98,949	76,709	Corporate services
	12,448	16,884	Equity incentive plan
	21,529	879	Leases and/or rights to use space
	865	-	Commissions
	-	6,462	Reimbursement of expenses
	(12,462)	(557)	Reimbursement of expenses to pay
	(14,609)	(19,815)	Equity incentive plan to pay
	-	(178)	Lease collections to pay
Total direct parent company	11,314,646	7,520,349
Cresud S.A.CI.F. y A.	1,270,157	1,539,852	Non-convertible notes
	(2,546)	(3,453)	Equity incentive plan to pay
	(562)	(36,452)	Reimbursement of expenses to pay
	(93,188)	(117,234)	Corporate services to pay
Total direct parent company of IRSA	1,173,861	1,382,713
La Rural S.A.	203,993	346,194	Dividends
	73,349	36,549	Leases and/or rights to use space
	(9,931)	-	Leases and/or rights to use space to pay
	5,367	-	Reimbursement of expenses
	(847)	(3,757)	Reimbursement of expenses to pay
Other associates and joint ventures	-	579	Reimbursement of expenses
	(499)	-	Reimbursement of expenses to pay
	220	6,919	Leases and/or rights to use space
	4,006	3	Management fee
	(159)	(525)	Leases and/or rights to use space to pay
Total associates and joint ventures of IRSA Propiedades Comerciales	275,499	385,962
Directors	(12)	(16)	Reimbursement of expenses to pay
	(73,065)	(180,175)	Fees
Total Directors	(73,077)	(180,191)
IRSA International LLC	228,157	-	Loans granted
Epsilon Opportunities LP	611,636	591,468	Mutual funds
	955	-	Reimbursement of expenses
TGLT S.A.	8,093	-	Other credits
Tyrus S.A.	1,331,302	-	Loans granted
OFC S.R.L.	-	791	Other receivables
	(19,622)	(27,669)	Other payables
Others	(607)	(15,691)	Other payables
	2,390	-	Other receivables
	3,202	8,453	Reimbursement of expenses
	7,224	5,064	Leases and/or rights to use space
	(896)	(2,323)	Leases and/or rights to use space to pay
	214	290	Advertising space
	(49)	(32)	Reimbursement of expenses to pay
	(2,138)	(2,284)	Legal services
Total others	2,169,861	558,067
Total at the end of the period/ year	14,860,790	9,666,900

21

IRSA Propiedades Comerciales S.A.

The following is a summary of the results with related parties:

Related parties	03.31.20	03.31.19	Description of transaction
IRSA Inversiones y Representaciones Sociedad Anónima (IRSA)	(68,801)	446,931	Financial operations
	53,909	51,715	Corporate services
	746	6,275	Leases and/or rights to use space
	255	216	Commissions
Total direct parent company	(13,891)	505,137
Cresud S.A.CI.F. y A.	(44,405)	485,589	Financial operations
	8,004	6,501	Leases and/or rights to use space
	(288,161)	(291,163)	Corporate services
Total direct parent company of IRSA	(324,562)	200,927
Tarshop S.A.	2,049	38,766	Leases and/or rights to use space
	51	1,002	Commissions
Nuevo Puerto Santa Fe	(1,937)	(657)	Leases and/or rights to use space
	-	(764)	Financial operations
	8,119	9,938	Fees
La Rural S.A.	-	34,967	Leases and/or rights to use space
Others associates and joint ventures	1,486	249	Fees
	-	(1,656)	Financial operations
Total associates and joint ventures of IRSA Propiedades Comerciales	9,768	81,845
Directors	(278,424)	(284,270)	Fees
Senior Management	(20,451)	(12,226)	Fees
Total Directors	(298,875)	(296,496)
IRSA International LLC	61,796	-	Financial operations
Banco de Crédito y Securitización	41,336	38,717	Leases and/or rights to use space
BHN Seguros Generales S.A.	8,313	7,899	Leases and/or rights to use space
BHN Vida S.A.	8,519	7,764	Leases and/or rights to use space
Estudio Zang, Bergel & Viñes	(17,631)	(13,619)	Fees
TGLT S.A.	33,407	-	Financial operations
Others	12,150	3,329	Leases and/or rights to use space
	3,322	-	Financial operations
Total others	151,212	44,090
Total at the end of the period	(476,348)	535,503

The following is a summary of the transactions with related parties:

Related parties	03.31.20	03.31.19	Description of transaction
Quality Invest S.A.	38,900	37,884	Irrevocable contributions
Total irrevocables contributions	38,900	37,884
Quality Invest S.A.	-	7,224	Equity contributions
TGLT S.A.	(1,271,382)	-	Equity contributions
Total equity contributions	(1,271,382)	7,224
Nuevo Puerto Santa Fe	36,364	14,190	Dividends received
La Rural S.A	-	410,487	Dividends received
Total dividends received	36,364	424,677
IRSA Inversiones y Representaciones S.A.	608,730	696,782	Dividends granted
Cresud S.A.	10,990	-	Dividends granted
E-commerce Latina S.A.	9,120	-	Dividends granted
Tyrus S.A.	124	133	Dividends granted
Total dividends granted	628,964	696,915
Banco Hipotecario S.A.	-	168,101	Sale of shares
Total sale of shares	-	168,101
TGLT S.A.	2,064,159	-	Shares purchase
Total shares purchase	2,064,159	-

25.         CNV General Resolution N° 622/13

As required by Section 1, Chapter III, Title IV of CNV General Resolution N° 622/13, below there is a detail of the notes to the financial statements that disclose the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 8 - Investment properties
Note 9 - Property, plant and equipment
Exhibit C - Equity investments	Note 7 - Information about, associates and joint ventures
Exhibit B - Intangible assets	Note 11 - Intangible assets
Exhibit D - Other investments	Note 12 - Financial instruments by category
Exhibit E - Provisions	Note 13 - Trade and other receivables
Note 17 - Provisions
Exhibit F - Cost of sales and services provided	Note 20 - Expenses by nature
Note 10 - Trading properties
Exhibit G - Foreign currency assets and liabilities	Note 25 - Foreign currency assets and liabilities

22

IRSA Propiedades Comerciales S.A.

26.         Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Items (1)	Amount (2)	Exchange rate (3)	03.31.20	06.30.19
Assets
Trade and other receivables
Uruguayan Pesos	16	1.47	23	1,104
US Dollar	27,035	64.27	1,737,540	785,769
Euros	213	70.77	15,041	4,675
Trade and other receivables with related parties
US Dollar	63,589	64.47	4,099,555	136,691
Total trade and other receivables			5,852,159	928,239
Investments in financial assets
US Dollar	7,477	64.27	480,522	3,776,902
Investment in financial assets with related parties
US Dollar	71,558	64.47	4,613,336	4,322,533
Total investments in financial assets			5,093,858	8,099,435
Cash and cash equivalents
Uruguayan Pesos	1	1.47	2	3
US Dollar	36,368	64.27	2,337,351	4,045,503
Pound	2	79.50	120	110
Euros	1	66.85	81	75
Total cash and cash equivalents			2,337,554	4,045,691
Total Assets			13,283,571	13,073,365
Liabilities
Trade and other payables
Uruguayan Pesos	1	1.48	2	9
US Dollar	6,421	64.47	413,975	385,686
Trade and other payables with related parties
US Dollar	47	64.47	3,014	-
Total trade and other payables			416,991	385,695
Borrowings
US Dollar	522,972	64.47	33,716,012	31,218,508
Borrowings with related parties
US Dollar	520	64.47	33,498	-
Total borrowings			33,749,510	31,218,508
Derivate financial instruments
US Dollar	164	64.47	10,576	36,560
Total derivate financial instruments			10,576	36,560
Provisions
US Dollar	872	64.47	56,247	288
Total Provisions			56,247	288
Leases liabilities
US Dollar	5	64.47	322	-
Total leases liabilities			322	-
Total Liabilities			34,233,646	31,641,051

(1) Considering foreign currency those that differ from each one of the Group’s companies at each period/year-end.
(2)     Expressed in thousands of foreign currency.
(3) Exchange rate as of March 31, 2020 according to Banco Nación Argentina.

27.         Economic context in which the company operates

The Company operates in a complex economic context, whose main economic variables have recently had strong volatility, both nationally and internationally.

The results of our operations may be affected by fluctuations in the inflation index and in the exchange rate of the Argentine peso against other currencies, specifically the dollar, changes in interest rates that have an impact on the cost of capital, changes in government policies, capital controls and other political or economic events both internationally and locally that affect the country.

23

IRSA Propiedades Comerciales S.A.

On December 2019, a new strain of coronavirus (COVID-19) appared in Wuhan, China. On March 11, 2020, the World Health Organization declared COVID-19 a pandemic. On March 3, 2020, the first case of COVID-19 was registered in the country, which is why the National Executive Power (NEP) implemented a series of sanitary isolation measures, which affected the local economy. These measures include: the expansion of the public emergency in health matters, the total closure of international borders, the suspension of international and domestic flights, the suspension of medium and long-distance land transportation, the suspension of artistic and sports shows, closure of shopping malls and hotels and the social, preventive and mandatory isolation until June 7, 2020, inclusive (which could be extended for the duration of the epidemiological situation), by virtue of which all residents (with exceptions) must remain in their habitual residences and refrain from attending their work place. This series of measures forced most of the Argentine companies to suspend their commercial operations during this period, stressing their financial situation in the short and medium term, not only due to the fall in their income, but also for the increase to the increased risk that their debtors may not comply with the payments. In this context, the Argentine government announced different measures aimed to relieve the financial crisis of the companies affected by the COVID-19 pandemic. In addition, it is worth mentioning that the slowness of the Argentine economy it is accompanied by a context of international crisis as a consequence of the COVID-19 pandemic. In this scenario, a sharp drop in exports and less foreign exchange earnings are expected, which further complicates the possibility that the Argentine government will reactivate the economy during the current year.

Additionally, the government faces the challenge of successfully renegotiating the external debt with both the International Monetary Fund (IMF) and private holders of the external debt so as to avoid default o in order to avoid default. As a result, for all the aforementioned, Argentina could/might find it difficult to access to the international capital market in the coming years. For this reason, the renegotiation of the external debt and its result will directly impact the Argentine economy. If renegotiations are extended over a long period of time, the uncertainty in the financial markets will increase and the country-risk indicators will continue to rise. If Argentina achieves a favorable result from the ongoing renegotiation with private holders of external debt and agrees to restructure its debt with the IMF, this could favorably impact the Argentine economy in the medium and long term. On the contrary, the lack of an agreement with external debt holders could lead to a default on the Argentine sovereign debt and, consequently, this situation could lead to limitations on the capacity of companies to access new financing.

At a local level, the following was observed:

●
In January 2020, the indicador called Monthly Estimator of Economic Activity (“EMAE”) reported by the National Institute of Statistics and Censuses (“INDEC”), registered a variation of 1.8% compared to the same month of 2019, and from -0.1% compared to the previous month.

●
The study on market expectations prepared by the Argentine Central Bank in March 2020, called the Compilation of Market Expectations (“REM”), estimates an inflation of 40.0% for 2020. REM analysts forecast a variation in real GDP for 2020 of (4.3%), that is, a drop of 3.1 percentage points compared to the forecast of the previous month. In turn, they foresee that in 2021 the economic activity will vary 3.0%, that is, 1.3 percentage points higher than predicted a month ago. Although a further contraction of GDP is expected in the first quarter of 2020, there is an expectation of growth for the third quarter of 2020, motivated by the fact that the effect of the pandemic is perceived as transitory and a recovery in economic activity will begin soon.

●
Year-to-year inflation as of December 31, 2019 reached 53.8%. According to the first four months of the year 2020, rates of 2.3%, 2.0%, 3.3% and 1.5% were registered in January, February, March and April, respectively.

●
Throughout the period from July 2019 to March 2020, the Argentine peso depreciated 51.8% against the US dollar according to the average wholesale exchange rate quoted by Banco de la Nación Argentina. Given the exchange restrictions since August 2019, there is an exchange gap of approximately 70% between the official price of the dollar and its price in parallel markets, which has an impact on the level of activity of the economy and affects the level of reserves of the Argentine Central Bank. Additionally, these exchange restrictions, or those that may be issued in the future, could affect the Company's ability to access the Single Exchange Free Market (MULC) to acquire the necessary currencies to meet its financial obligations.

●
The outflow of flows to emerging markets and the worldwide impact of the Coronavirus, have also affected Argentina causing a deterioration in its country risk indicator that reached 3,020 basis points as of May 12, 2020, according to J.P. Morgan EMBI + Index, deteriorating the ability to obtain new external financing.

24

IRSA Propiedades Comerciales S.A.

COVID-19 Pandemic
The COVID-19 pandemic, originated in China and subsequently spread to numerous countries, including Argentina, is adversely impacting the global economy, the Argentine economy and the Company's business. Although the COVID-19 pandemic has had a national impact on the activity carried out by the Company, it is still too early to assess its full extent.

On March 12, 2020, the NEP decreed a health emergency to handle the crisis caused by COVID-19, and later, on March 19, the NEP issued a decree ordering social, preventive and mandatory isolation, which originally applied from March 20 to March 31, 2020 inclusive, and has been extended since then, and recently, by the measures adopted until June 7, 2020. The measures adopted in Argentina include the deceleration or suspension of most of the non-essential activities carried out by individuals and, consequently, are significantly affecting the national and regional economy and economic uncertainty is increasing, evidenced by an increase in asset price volatility.

The current estimated impacts of the COVID-19 pandemic on the Company as of the date of these financial statements are established below:

●
As a consequence of the social, preventive and mandatory isolation, the shopping malls across the country were closed, exclusively remaining operational those stores dedicated to activities considered essential such as pharmacies, supermarkets and banks, while some gastronomic and clothing stores are working by delivery and sale system by WhatsApp. In the interior of the country, in May, some provinces proceeded to flexibilize isolation measures and open their commercial and recreational activities, such as Salta, where the Alto Noa shopping center is operating with a strict protocol that includes reduced hours, social distancing and a rigorous control of security and hygiene.

●
Given the closure of the shopping malls, the Company has decided to postpone the maturity of the base rent and the collective promotion fund for the months of April and May 2020, prioritizing the long-term relationship with our tenants. Additionally, an increase in the delinquency rates of some tenants has been detected.

●
Regarding the offices, although the majority of tenants are working from home, they are operating with strict safety and hygiene protocols. To date, we have not seen any deterioration in collection.

●
La Rural, the Convention Centers of Buenos Aires and Punta del Este and the DirecTV Arena stadium, establishments that the Company owns directly or indirectly, have also been closed since March 20. All scheduled conferences are suspended, much of the fairs and conventions have been postponed, while the shows scheduled at the DIRECTV Arena have been mostly canceled. The reopening date of these establishments is uncertain, as well as the future agenda of fairs, conventions and shows.

●
Financial instruments measured at fair value with counterpart in results: The current situation, both in the country and worldwide, generated great volatility in the markets, which generated a decrease of ARS 1,030,480 in the valuation of financial instruments measured at fair value. Note 13 includes a detail of these instruments.

●
Regarding financial debt maturities for the next twelve months, the Company has in September 2020 the maturity of Class IV Notes for a nominal value of USD 140 million and an equivalent of USD 27.3 million with banks. In this sense, IRSA CP is working on different financing alternatives with local banks (Syndicated loans and / or Bilateral loans) for estimated amounts in pesos equivalents of between 50 and 100 million dollars. Likewise, it could drawn on debt transactions in the local capital market, either through new debt issuance or liability management operations, for estimated amounts between 40 and 100 million dollars. It should be also noted that if the Argentine government achieves a successful debt restructuring agreement with international bondholders, IRSA CP could have access to international markets to refinance its debt maturities, as it is an issuer with wide recognition among foreign investors. Additionally, as part of our strategy, the Company could sell part of its offices’ portfolio and / or land reserves that would generate additional funds. Lastly, it has a cash, equivalents, and short-term investments position as of March 31 for the equivalent of approximately USD 124.3 million.

The final extent of the Coronavirus outbreak and its impact on the country's economy is unknown and cannot be reasonably predicted. However, although it has produced significant short-term effects, they are not expected to affect business continuity. Although there are economic impacts in the short term, it is estimated that the company will be able to continue meeting its financial commitments for the next twelve months.

The Company is closely monitoring the situation and taking all necessary measures to preserve the human life and the Company's business.

25

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED
INTERIM CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders, President and Directors of
IRSA Propiedades Comerciales S.A.
Legal address: Moreno 877 – 22° floor
Autonomous City Buenos Aires
Tax Code No. 30-52767733-1

Introduction

We have reviewed the unaudited condensed interim consolidated financial statements of IRSA Propiedades Comerciales Sociedad Anónima and its subsidiaries (hereinafter “the Company”) which included the unaudited condensed interim consolidated statements of financial position as of March 31, 2020 and the unaudited condensed interim consolidated statements of income and other comprehensive income for the nine and three month period ended March 31, 2020, the unaudited condensed interim consolidated statements of changes in shareholders’ equity and the unaudited condensed interim consolidated statements of cash flows for the nine-month period then ended and selected explanatory notes.

The balances and other information corresponding to the fiscal year ended June 30, 2019 and the interim periods within that fiscal year are an integral part of these financial statements and, therefore, they should be considered in relation to those financial statements.

Management responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS), adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and added by the National Securities Commission (CNV) to its regulations, as approved by the International Accounting Standard Board (IASB) and , for this reason, is responsible for the preparation and presentation of the unaudited condensed interim consolidated financial statements above mentioned in the first paragraph according to the International Accounting Standard No 34 "Interim Financial Reporting" (IAS 34).

Scope of our review

Our review was limited to the application of the procedures established in the International Standard on Review Engagements ISRE 2410 "Review of interim financial information performed by the independent auditor of the entity", which was adopted as a review standard in Argentina in Technical Resolution No. 33 of the FACPCE, without modification as approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of making inquiries of persons responsible for the preparation of the information included in the unaudited condensed interim consolidated financial statements, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the consolidated statements of financial position, the consolidated statements of income and other comprehensive income and the consolidated statements of cash flows of the Company.

Free translation from the original prepared in Spanish for publication in Argentina

Conclusion

Nothing came to our attention as a result of our review that caused us to believe that these unaudited condensed interim consolidated financial statements above mentioned in the first paragraph of this report have not been prepared in all material respects in accordance with International Accounting Standard 34.

Emphasis of Matter

Without qualifying our conclusion, we draw attention to Note 27 to the accompanying unaudited condensed interim separate financial statements, which Management has described the impact of the current economic context and of Covid-19 (Coronavirus) on the financial situation of the Company, as well as the possible alternatives that it is evaluating to face the maturities of its financial liabilities at the maturity date.

 Report on compliance with current regulations

In accordance with current regulations, we report about IRSA Propiedades Comerciales Sociedad Anónima that:

a) the unaudited condensed interim consolidated financial statements of IRSA Propiedades Comerciales Sociedad Anónima are being processed for recording in the "Inventory and Balance Sheet Book", and comply, as regards those matters that are within our competence, with the provisions set forth in the Commercial Companies Law and in the corresponding resolutions of the National Securities Commission;

b) the unaudited condensed interim consolidated financial statements of IRSA Propiedades Comerciales Sociedad Anónima, except for its lack of transcription to the book Inventories and Balance Sheet Book, arise from accounting records carried in all formal respects in accordance with applicable legal provisions;

c) we have read the Business Summary (“Reseña Informativa”) on which, as regards those matters that are within our competence, we have no observations to make;

d) at March 31, 2020, the debt of IRSA Propiedades Comerciales Sociedad Anónima owed in favor of the Argentina Integrated Pension System which arises from accounting records amounted to Ps. 17,656,915 which was not claimable at that date.

 Autonomous City of Buenos Aires, June 4, 2020.

PRICE WATERHOUSE & CO. S.R.L. (Partner) C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Walter Zablocky Public Accountant (UNLP) C.P.C.E.C.A.B.A. Tº 340 Fº 156	ABELOVICH, POLANO & ASOCIADOS S.R.L. (Partner) C.P.C.E. C.A.B.A. T° 1 F° 30 José Daniel Abelovich Contador Público (UBA) C.P.C.E. C.A.B.A. T° 102 F° 191

IRSA Propiedades Comerciales S.A.

Unaudited Condensed Interim Separate Financial Statements for the nine-month period ended March 31, 2020, presented comparatively

IRSA Propiedades Comerciales S.A.

Unaudited Condensed Interim Separate Statements of Financial Position
as of March 31, 2020 and June 30, 2019
 (All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	03.31.20	06.30.19
ASSETS
Non-current assets
Investment properties	7	58,286,436	58,227,167
Property, plant and equipment	8	395,938	382,774
Trading properties	9	90,577	92,624
Intangible assets	10	869,497	352,628
Rights of use assets	11	757,492	-
Investments in subsidiaries, associates and joint ventures	6	20,907,616	19,808,278
Trade and other receivables	13	3,775,168	756,386
Income tax and minimum presumed income tax credits		-	6,412
Investments in financial assets	12	-	18,865
Total non-current assets		85,082,724	79,645,134
Current Assets
Trading properties	9	-	1,504
Inventories		30,515	32,685
Income tax credits		10,802	5,734
Trade and other receivables	13	10,515,973	9,212,440
Investments in financial assets	12	4,082,904	6,848,392
Derivative financial instruments	12	5,961	7,612
Cash and cash equivalents	12	125,991	3,571,514
Total current assets		14,772,146	19,679,881
TOTAL ASSETS		99,854,870	99,325,015
SHAREHOLDERS’ EQUITY
Capital and reserves attributable to equity holders of the parent		49,638,929	52,159,759
TOTAL SHAREHOLDERS’ EQUITY		49,638,929	52,159,759
LIABILITIES
Non-current liabilities
Trade and other payables	15	981,247	818,700
Borrowings	16	23,043,827	28,502,164
Leases liabilities		664	-
Deferred income tax liabilities	18	13,856,134	13,805,893
Other liabilities	6	95,212	118,534
Provisions	17	57,879	48,692
Total non-current liabilities		38,034,963	43,293,983
Current liabilities
Trade and other payables	15	2,037,445	2,469,093
Payroll and social security liabilities		140,679	254,919
Borrowings	16	9,965,706	1,109,428
Leases liabilities		9,924	-
Derivative financial instruments		-	543
Provisions	17	27,224	37,290
Total current liabilities		12,180,978	3,871,273
TOTAL LIABILITIES		50,215,941	47,165,256
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		99,854,870	99,325,015

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

IRSA Propiedades Comerciales S.A.

Unaudited Condensed Interim Separate Statements of Comprehensive Income
     for the nine and three-month ended March 31, 2020 and 2019
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

		Nine months		Three months
	Note	03.31.20	03.31.19	03.31.20	03.31.19
Income from sales, rentals and services	19	5,758,323	6,290,269	1,476,600	1,920,594
Income from expenses and collective promotion fund	19	2,161,271	2,344,672	702,077	699,033
Operating costs	20	(2,949,612)	(3,134,389)	(906,540)	(953,860)
Gross profit		4,969,982	5,500,552	1,272,137	1,665,767
Net loss from fair value adjustments of investment properties	7	(373,808)	(11,664,910)	(1,448,164)	244,911
General and administrative expenses	20	(812,311)	(859,599)	(196,812)	(268,526)
Selling expenses	20	(445,104)	(406,823)	(99,349)	(133,234)
Other operating results, net	21	2,190	(184,609)	44,244	(170,292)
Profit/(Loss) from operations		3,340,949	(7,615,389)	(427,944)	1,338,626
Share of profit of associates and joint ventures	6	1,013,892	1,703,036	(432,311)	351,831
Profit/(Loss) from operations before financing and taxation		4,354,841	(5,912,353)	(860,255)	1,690,457
Finance income	22	357,801	61,239	177,346	19,710
Finance cost	22	(2,232,008)	(2,502,583)	(645,774)	(742,929)
Other financial results	22	(4,117,937)	(1,121,030)	(552,868)	(600,922)
Inflation adjustment	22	(74,750)	(182,488)	162,565	(39,612)
Financial results, net		(6,066,894)	(3,744,862)	(858,731)	(1,363,753)
Loss before income tax		(1,712,053)	(9,657,215)	(1,718,986)	326,704
Income tax expense	18	(50,241)	2,819,864	367,865	52,351
Loss for the period		(1,762,294)	(6,837,351)	(1,351,121)	379,055

Other comprehensive loss: (i)
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment of associates	6	(9,069)	-	(9,069)	-
Other comprehensive loss for the period		(9,069)	-	(9,069)	-
Total comprehensive loss for the period		(1,771,363)	(6,837,351)	(1,360,190)	379,055
Loss per share for the period
Basic		(13.98)	(54.26)	(10.72)	3.01
Diluted		(13.98)	(54.26)	(10.72)	3.01

(i) Components of other comprehensive loss have no impact on income tax.

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

IRSA Propiedades Comerciales S.A.

Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the nine-month period ended March 31, 2020
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from de original prepared in Spanish for publication in Argentina

	Share capital	Inflation adjustment of share capital	Share premium	Legal Reserve	Special reserve CNV 609/12 (1)	Other reserves	Retained earnings	Total shareholder’s equity
Balance as of June 30, 2019	126,014	3,211,192	9,167,337	126,729	8,696,801	70,659,572	(39,827,886)	52,159,759
Loss for the period	-	-	-	-	-	-	(1,762,294)	(1,762,294)
Other comprehensive loss for the period	-	-	-	-	-	(9,069)	-	(9,069)
Dividend distribution - Shareholders’ meeting of October 30, 2019	-	-	-	-	-	-	(693,730)	(693,730)
Assignment of results - Shareholders’ meeting of October 30, 2019	-	-	-	-	-	(40,521,616)	40,521,616	-
Changes in non-controlling interest	-	-	-	-	-	(55,737)	-	(55,737)
Balance as of March 31, 2020	126,014	3,211,192	9,167,337	126,729	8,696,801	30,073,150	(1,762,294)	49,638,929

	Reserve for future dividends	Special reserve	Changes in non-controlling interest	Currency translation adjustment	Total shareholder’s equity
Balance as of June 30, 2019	30,712,156	39,970,569	(23,153)	-	70,659,572
Other comprehensive loss for the period	-	-	-	(9,069)	(9,069)
Assignment of results - Shareholders’ meeting of October 30, 2019	(693,730)	(39,827,886)	-	-	(40,521,616)
Changes in non-controlling interest	-	-	(55,737)	-	(55,737)
Balance as of March 31, 2020	30,018,426	142,683	(78,890)	(9,069)	30,073,150

(1)  Corresponds to General Resolution 609/12 of National Securities Commission (“CNV”). Furthermore includes the effect for the standard change in investment properties as of June 1, 2011.

       The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

IRSA Propiedades Comerciales S.A.

Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the nine-month period ended March 31, 2019
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from de original prepared in Spanish for publication in Argentina

	Share capital	Inflation adjustment of share capital	Share premium	Legal Reserve	Special reserve CNV 609/12 (1)	Other reserves	Retained earnings	Total shareholder’s equity
Balance as of June 30, 2018	126,014	3,211,192	9,167,337	126,729	8,696,801	7,313,002	48,950,947	77,592,022
Adjustment of previous years (IFRS 9)(2)	-	-	-	-	-	-	(39,077)	(39,077)
Balance as of June 30, 2018 - Adjusted	126,014	3,211,192	9,167,337	126,729	8,696,801	7,313,002	48,911,870	77,552,945
Loss for the period	-	-	-	-	-	-	(6,837,351)	(6,837,351)
Dividend distribution - Shareholders’ meeting of October 29, 2018	-	-	-	-	-	-	(956,158)	(956,158)
Assignment of results - Shareholders’ meeting of October 29, 2018	-	-	-	-	-	63,369,724	(63,369,724)	-
Changes in non-controlling interest	-	-	-	-	-	(25,385)	-	(25,385)
Balance as of March 31, 2019	126,014	3,211,192	9,167,337	126,729	8,696,801	70,657,341	(22,251,363)	69,734,051

	Reserve for future dividends	Special reserve	Changes in non-controlling interest	Total shareholder’s equity
Balance as of June 30, 2018	-	7,313,002	-	7,313,002
Assignment of results - Shareholders’ meeting of October 29, 2018	30,712,156	32,657,568	-	63,369,724
Changes in non-controlling interest	-	-	(25,385)	(25,385)
Balance as of March 31, 2019	30,712,156	39,970,570	(25,385)	70,657,341

(1)
Corresponds to General Resolution 609/12 of National Securities Commission (“CNV”). Furthermore includes the effect for the standard change in investment properties as of June 1, 2011.
(2)   See Note 2.2 to the Unaudited Condensed Interim Consolidated Financial Statements as of March 31, 2020.

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

IRSA Propiedades Comerciales S.A.

Unaudited Condensed Interim Separate Statements of Cash Flows
for the nine-month periods ended March 31, 2020 and 2019
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from de original prepared in Spanish for publication in Argentina

	Note	03.31.20	03.31.19
Operating activities:
Cash generated from operations	14	4,331,723	3,241,790
Income tax paid		(8,082)	(2,857)
Net cash generated from operating activities		4,323,641	3,238,933

Investing activities:
Acquisition of investment properties		(817,318)	(935,789)
Acquisition of property, plant and equipment		(80,274)	(33,041)
Acquisition of intangible assets		(22,290)	(120,918)
Loans granted, net		(13,888)	8,172
Acquisitions of financial assets		(7,907,856)	(14,502,945)
Decrease of financial assets		8,877,346	15,370,955
Loans payment received from related parties		3,143,159	-
Loans granted to related parties		(8,332,994)	(138,335)
Advance payments		(928,943)	(3,504,050)
Acquisition of rights of use assets		(17,644)	-
Proceeds from sales of property, plant and equipment		4,407	-
Proceeds from sales of investment properties		16,704	-
Irrevocable contributions in subsidiaries, associates and joint ventures		(39,942)	(87,268)
Collection of financial assets interests		373,038	395,028
Proceeds for sale of subsidiaries, associates and joint ventures		-	5,652
Dividends received of subsidiaries		632,143	6,213
Net cash used in investing activities		(5,114,352)	(3,536,326)
Financing activities:
Payments of financial leasing		(8,904)	(12,006)
Borrowings obtained		9,556,355	457,622
Payment of borrowings		(9,504,847)	(370,360)
Payment of borrowings with related parties		-	(1,488,256)
Repurchase of non - convertible notes		(80,419)	(58,612)
Proceeds from derivative financial instruments		426,776	1,299,387
Payment of derivative financial instruments		(407,966)	(744,803)
Interests paid		(2,648,152)	(2,516,593)
Dividends paid		(693,021)	(956,158)
Short term loans, net		679,972	207,909
Net cash used in financing activities		(2,680,206)	(4,181,870)
Net decrease in cash and cash equivalents		(3,470,917)	(4,479,263)
Cash and cash equivalents at beginning of period	12	3,571,514	6,801,728
Foreign exchange gain on cash and and fair value result for cash equivalents		29,860	199,920
Inflation adjustment		(4,466)	(19,109)
Cash and cash equivalents at end of period	12	125,991	2,503,276

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

IRSA Propiedades Comerciales S.A.

Notes to the Unaudited Condensed Interim Separate Financial Statements
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from de original prepared in Spanish for publication in Argentina

 1.          General information

IRSA PROPIEDADES COMERCIALES S.A. (“IRSA Propiedades Comerciales”, or “the Company”) is an Argentine real estate company mainly engaged in holding, leasing, managing, developing, operating and acquiring shopping malls and office buildings and holds a predominant position within the argentine market. IRSA Propiedades Comerciales was incorporated in 1889 under the name SAMAP and until 1984 operated the major fresh foodstuff market in the Autonomous City of Buenos Aires. SAMAP’s core asset was the historical building of Mercado de Abasto, which served as site of the market from 1889 until 1984, when a sizable part of its operations was interrupted.

Since the Company was acquired by IRSA Inversiones y Representaciones Sociedad Anónima (hereinafter, IRSA) in 1994, it has grown through a series of acquisitions and development projects that resulted in a corporate reorganization giving rise to the previous organizational structure and company named Alto Palermo S.A.

As of the end of these unaudited condensed interim separate financial statements (hereinafter, financial statements), the Company operates 332,812 square meters (sqm) in 14 shopping malls, 115,640 sqm in 8 premium offices and an extensive land reserve for future commercial developments; operates and holds a majority interest in a portfolio of 14 shopping malls in Argentina, seven of which are located in the Autonomous City of Buenos Aires (Abasto Shopping, Alcorta Shopping, Alto Palermo, Patio Bullrich, Dot Baires Shopping and Distrito Arcos), two in Buenos Aires province (Alto Avellaneda and Soleil Premium Outlet) and the rest are situated in different provinces (Alto Noa in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza, Córdoba Shopping Villa Cabrera in the City of Córdoba, Alto Comahue in the City of Neuquén and La Ribera Shopping in the City of Santa Fe). The Company also owns the historic building where the Patio Olmos Shopping Mall is located, operated by a third party.

The Company’s shares are traded on the Buenos Aires Stock Exchange (MERVAL: IRCP) and in United States of America on the NASDAQ (NASDAQ: IRCP).

These Unaudited Condensed Interim Separate Financial Statements have been approved by the Board of Directors to be issued on June 4, 2020.

2.
Summary of significant accounting policies

2.1.
Basis of preparation

The National Securities Commission (CNV), in Title IV "Periodic Information Regime" - Chapter III "Rules relating to the presentation and valuation of financial statements" - Article 1, of its standards, has established the application of  the Technical Resolution No. 26 (RT 26) of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) and its amendments, which adopt IFRS, issued by the IASB, for certain companies included in the public offering regime of Law No. 26,831, either because of its share capital or its non-convertible notes, or that have requested authorization to be included in the aforementioned regime.

These financial statements for the interim periods of nine months ended March 31, 2020 and 2019 have not been audited. Management considers that they include all the necessary adjustments to fairly present the results of each period. Intermediate period results do not necessarily reflect the proportion of the Group's results for the entire fiscal years.

IAS 29 "Financial Reporting in Hyperinflationary Economies" requires that the financial statements of an entity whose functional currency is one of a hyperinflationary economy be expressed in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. To do so, in general terms, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be calculated for non-monetary items. This requirement also includes the comparative information of the financial statements.

IRSA Propiedades Comerciales S.A.

In order to conclude on whether an economy is categorized as a high inflation one, in the terms of IAS 29, the standard details a series of factors to be considered, including the existence of an accumulated inflation rate in three years that approximates to or exceeds 100%. Accumulated inflation in Argentina in three years has been over 100%. For this reason, in accordance with IAS 29, the Argentine economy must be considered as a high inflation economy starting July 1, 2018.

Regarding the inflation index to be used and in accordance with FACPCE Resolution No. 539/18, it will be determined based on the Wholesale Price Index (IPIM) until 2016, considering the average variation of Consumer Price indices (CPI) of the Autonomous City of Buenos Aires for the months of November and December 2015, because during those two months there were no national IPIM measurements. Then, from January 2017, the National Consumer Price Index (National CPI) will be considered. The table below shows the evolution of this index during the period ended March 31, 2020, according to official statistics by Argentine Institute of Statistics and Census (INDEC) and following the guidelines described in Resolution 539/18:

Price variation:	03.31.20 (accumulated of nine month)
36%

As a consequence of the aforementioned, these Unaudited Consolidated Financial Statements as of March 31, 2020 were restated in accordance with IAS 29.

2.2.         Significant accounting policies

The accounting policies applied in the presentation of these Financial Statements are consistent with those applied in the preparation of the information are described in Note 2 to the Annual Consolidated Financial Statements from June 30, 2019 and implementing the IFRS 16: leases, from July 1, 2019

IFRS 16: Leases

The standard establishes the criteria for recognition and valuation of leases for lessees and lessors. The changes incorporated mainly impact the tenant's accounting. IFRS 16 provides that the lessee recognize an asset for the right of use and a liability at present value with respect to those contracts that meet the definition of lease agreements according to IFRS 16. In accordance with the standard, a lease agreement is one that provides the right to control the use of an identified asset for a specific period. In order for a company to have control over the use of an identified asset: a) it must have the right to obtain substantially all the economic benefits of the identified asset and b) it must have the right to direct the use of the identified asset.

The standard allows an entity to exclude the short-term contracts (under 12 months) and those in which the underlying asset has low value.

The application of IFRS 16 generates an increase in assets and liabilities and a decrease in operating costs. Furthermore, amortizations and financial results generated by the update of the lease liabilities are increase.

2.3.         Comparability of information

The amounts as of June 30, 2019 and March 31, 2019, which are disclosed for comparative purposes, arise from the financial statements at said dates restated in accordance with IAS 29. Certain figures have been reclassified for comparison purposes in these Financial Statements.

See Note 27 to the Unaudited Condensed Interim Separate Financial Statements.

IRSA Propiedades Comerciales S.A.

2.4.         Use of estimates

The preparation of financial statements at a certain date requires that Management makes estimates and assessments about the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements in the preparation of the financial statements, the significant judgments made by Management upon applying the Company’s accounting policies and the main sources of uncertainty were the same as those applied by the Company to the preparation of separate annual financial statements as of and for the fiscal year ended June 30, 2019, except as indicated in Note 27 to the Unaudited Condensed Interim Separate Financial Statements.

3.           Seasonal effects on operations

See Note 3 to the Unaudited Condensed Interim Separate Financial Statements.

4.
Acquisitions and disposals

See relevants acquisitions and disposals descripted in the Note 4 to the Unaudited Condensed Interim Consolidate Financial Statements.

5.
Financial risk management and fair value estimates

These Financial Statements do not include all the information and disclosures on financial risk management; therefore, they should be read along with financial statements as of June 30, 2019. There have been no changes in risk management or risk management policies applied by the company's since year-end.

Since June 30, 2019 as of the date of this Financial Statements, there have been no significant changes in business or economic circumstances affecting the fair value of the company’s assets or liabilities of the company except for that the indicated in Note 27. Furthermore, there have been no transfers between the different hierarchies used to assess the fair value of the company’s financial instruments.

6.
Information about principal subsidiaries, associates and joint ventures

The table below lists information about the Company's investment in subsidiaries, associates and joint ventures:

	% of ownership interest held		Value of Company’s interest in equity		Company’s interest in comprehensive income
Name of the entity	03.31.20	06.30.19	03.31.20	06.30.19	03.31.20	03.31.19
Subsidiaries
Panamerican Mall S.A.	80.00%	80.00%	10,839,550	10,758,596	635,939	1,577,760
Torodur S.A.	100.00%	100.00%	3,462,863	3,367,252	95,610	117,251
Arcos del Gourmet S.A.	90.00%	90.00%	1,070,918	1,071,466	(548)	(129,702)
Shopping Neuquén S.A.	99.95%	99.95%	580,119	664,963	(84,844)	(96,067)
Entertainment Holdings S.A.	70.00%	70.00%	225,791	325,159	(43,791)	(167,322)
Centro de Entretenimientos La Plata S.A. (5)(4)(3)	95.40%	95.40%	312,786	283,623	28,123	(2,896)
Emprendimiento Recoleta S.A. (1)	53.68%	53.68%	64,921	85,029	(20,108)	(22,018)
Entretenimiento Universal S.A.	3.75%	3.75%	225	433	(49)	(700)
Fibesa S.A. (2)	97.00%	97.00%	(95,212)	(118,534)	91,180	166,934
La Malteria S.A. (6)	-	99.99%	-	1,101,933	169,394	112,425
Pareto S.A.	69.96%	69.96%	63,376	81,223	(17,848)	(7,899)
Associates
Tarshop S.A. (3)	-	-	-	-	-	2,417
TGLT S.A. (6)	30.20%	-	2,046,957	-	(17,207)	-
Joint ventures
Quality Invest S.A.	50.00%	50.00%	1,995,613	1,773,832	182,880	89,740
Nuevo Puerto Santa Fe S.A. (5)	50.00%	50.00%	244,497	294,769	(13,908)	63,113
			20,812,404	19,689,744	1,004,823	1,703,036

IRSA Propiedades Comerciales S.A.

				Last financial statements issued
Name of the entity	Place of business / Country of incorporation	Main activity	Common shares	Share capital (nominal value)	Income / (loss) for the period	Equity
Subsidiaries
Panamerican Mall S.A.	Argentina	Real estate	397,661,435	497,077	791,871	13,546,386
Torodur S.A.	Uruguay	Investment	1,735,435,048	581,676	16,828	3,384,081
Arcos del Gourmet S.A.	Argentina	Real estate	72,973,903	81,082	(8,310)	1,152,828
Shopping Neuquén S.A.	Argentina	Real estate	(i)	53,540	(84,890)	580,399
Entertainment Holdings S.A.	Argentina	Investment	32,503,379	46,433	(119,168)	399,072
Centro de Entretenimientos La Plata S.A. (5)(4)(3)	Argentina	Real estate	25,853	2,710	(6,040)	85,184
Emprendimiento Recoleta S.A. (1)	Argentina	Real estate	13,449,990	25,054	(37,455)	120,933
Entretenimiento Universal S.A.	Argentina	Event organization and others	825	22	1,521	5,963
Fibesa S.A.	Argentina	Real estate	(ii)	2,395	27,432	84,013
Pareto S.A	Argentina	Developer	81,500	117	(25,502)	49,192
Associates
TGLT S.A. (6)	Argentina	Real estate	279,502,813	924,991	(26,932)	5,957,545
Joint ventures
Quality Invest S.A.	Argentina	Real estate	163,039,244	326,078	365,758	3,932,249
Nuevo Puerto Santa Fe S.A. (5)	Argentina	Real estate	138,750	27,750	(27,816)	469,042

(1)
Concession ends on November 18, 2018. As of March 31, 2020, is in liquidation.
(2)
Included in other payables.
(3)
Corresponds to profit / (loss) for the nine-month periods ended March 31, 2020 and 2019, respectively.
(4)
Include the necessary adjustments to get to the balances in accordance with the international financial reporting standards.
(5)
Nominal value per share Ps. 100.
(6)
See note 4 to the Unaudited Condensed Interim Consolidate Financial Statements.
(i)           Corresponds to 53,540,418 and 71,848 share. Nominal value per share Ps. 1 with rights to 5 votes and 1 vote, respectively.
(ii)         Corresponds to 2,323,126 share. Nominal value per share Ps. 1 with rights to 5 votes.

Changes in the Company’s investments in subsidiaries, associates and joint ventures for the period ended March 31, 2020 and for the year ended June 30, 2019 were as follows:

	03.31.20	06.30.19
Beginning of the period / year	19,689,744	19,721,701
Adjustment of initial balances NIIF 9	-	(39,077)
Irrevocable contributions (Note 23)	39,942	70,565
Equity contributions granted	-	272,556
Share premium	-	96,426
Share of profit / (loss), net	1,013,892	(177,427)
Sale of interest of subsidiaries (ii) (Note 23)	(1,271,382)	(176,187)
Acquisition of interest of associates (iii) (Note 23)	2,064,220	190
Changes in non-controlling interest (iv)	(55,737)	(23,154)
Other comprehensive loss	(9,069)	-
Goodwill	-	(667)
Dividends distribution (Note 23)	(659,206)	(55,182)
End of the period / year (i)	20,812,404	19,689,744

(i)
It includes (Ps. 95,212) and (Ps. 118,534) as of March 31, 2020 and June 30, 2019, respectively, in relation to the equity interest in Fibesa S.A. disclosed under Other liabilities.
(ii)
Corresponds to the sale of La Malteria S.A. See note 4 to the Unaudited Condensed Interim Consolidate Financial Statements.
(iii)
Corresponds to the acquisition of TGLT S.A. See note 4 to the Unaudited Condensed Interim Consolidate Financial Statements.
(iv)
Corresponds to changes in non-controlling interest generated by the share premium of La Arena S.A.

IRSA Propiedades Comerciales S.A.

7.
Investment properties

Changes in the Company’s investment properties for the nine-month period ended March 31, 2020 and for the year ended June 30, 2019 were as follows:

	Shopping Malls	Office and Other rental properties	Undeveloped parcels of land	Properties under development	03.31.20	06.30.19
Fair value at beginning of the period / year	36,933,058	16,621,503	3,668,731	1,003,875	58,227,167	90,889,818
Additions	251,203	23,723	672	526,051	801,649	1,106,816
Disposals (iii)	-	-	(369,239)	-	(369,239)	-
Transfers	(6,100)	(309)	-	-	(6,409)	92,554
Capitalized lease costs	11,875	3,794	-	-	15,669	8,331
Cession (ii)	-	-	-	-	-	(333,231)
Depreciation of capitalized lease costs (i)	(6,480)	(2,113)	-	-	(8,593)	(8,807)
Net (loss) / gain from fair value adjustment on investment properties	(2,820,356)	1,945,532	446,052	54,964	(373,808)	(33,528,314)
Fair value at end of the period / year	34,363,200	18,592,130	3,746,216	1,584,890	58,286,436	58,227,167

(i)
On March 31, 2020 the depreciation charges were included in “Costs” in the amount of Ps. 8,593, in the Statement of Comprehensive Income (Note 20).
(ii)
Cession of Malteria Hudson property to the subsidiary La Malteria S.A. (See Note 4 to the Consolidated Financial Statements as of June 30, 2019).
(iii)
Barter disposals of “Land Plot 1” of Caballito Ferro Land (See Note 4 to the Unaudited Condensed Interim Consolidated Financial Statements).

The following amounts have been recognized in the statements of comprehensive income:

	03.31.20	03.31.19
Rental and services income (Note 19)	5,466,508	6,267,403
Expenses and collective promotion fund (Note 19)	2,161,271	2,344,672
Rental and services costs (Note 20)	(2,875,360)	(3,098,514)
Net unrealized loss from fair value adjustment on investment properties	(719,036)	(11,664,910)
Net realized gain from fair value adjustment on investment properties (i)	345,228	-

(i)
It includes (Ps. 3,648) and (Ps. 341,580) of monetary and non-monetary lending, respectively, in relation to the barter of Caballito Ferro Land.

Valuation techniques are described in Note 7 to the Financial Statements as of June 30, 2019. There were no changes to the valuation techniques.

8.
Property, plant and equipment

Changes in the Company’s property, plant and equipment for the nine-month period ended March 31, 2020 and for the year ended June 30, 2019 were as follows:

	Other buildings and facilities	Furniture and fixtures	Machinery and equipment	Vehicles	Others	03.31.20	06.30.19
Costs	443,134	187,384	1,206,428	18,268	789	1,856,003	1,809,602
Accumulated depreciation	(234,409)	(140,927)	(1,080,098)	(17,795)	-	(1,473,229)	(1,403,721)
Net book amount at beginning of the period / year	208,725	46,457	126,330	473	789	382,774	405,881
Additions	48,683	5,453	26,138	-	-	80,274	46,401
Disposals	-	(1,532)	(2,875)	-	-	(4,407)	-
Transfers	-	-	(13,856)	-	-	(13,856)	-
Depreciation charges (i)	(11,793)	(6,530)	(30,051)	(473)	-	(48,847)	(69,508)
Net book amount at end of the period / year	245,615	43,848	105,686	-	789	395,938	382,774
Costs	491,817	191,305	1,215,835	18,268	789	1,918,014	1,856,003
Accumulated depreciation	(246,202)	(147,457)	(1,110,149)	(18,268)	-	(1,522,076)	(1,473,229)
Net book amount at end of the period / year	245,615	43,848	105,686	-	789	395,938	382,774

(i)  On March 31, 2020 the depreciation charges were included in “Costs” in the amount of Ps. 35,288, in “General and administrative expenses” in the amount of Ps. 13,532 and in “Selling expenses“in the amount of Ps. 27 in the Statement of Comprehensive Income (Note 20).

IRSA Propiedades Comerciales S.A.

9.
Trading properties

Changes in the Company’s, trading properties for the nine-month period ended March 31, 2020 and for the year ended June 30, 2019 were as follows:

	Completed properties	Undeveloped sites	03.31.20	06.30.19
Net book amount the beginning of the period / year	2,257	91,871	94,128	215,082
Additions	-	14,484	14,484	15,053
Transfers	-	-	-	(91,349)
Impairment	-	-	-	(43,467)
Disposals (i)	(64)	(17,971)	(18,035)	(1,191)
Net book amount the end of the period / year	2,193	88,384	90,577	94,128
Non current			90,577	92,624
Current			-	1,504
Total			90,577	94,128

(i)
 Barter disposal of “Torre 1” on the airspace of the Coto Supermarket. (See Note 4 to the Unaudited Condensed Interim Consolidated Financial Statements)

10.
Intangible assets

Changes in the Company’s intangible assets for the nine-month period ended March 31, 2020 and for the year ended June 30, 2019 were as follows:

	Software	Right to receive units (ii)	Others	03.31.20	06.30.19
Costs	360,953	122,420	59,917	543,290	403,403
Accumulated amortization	(130,745)	-	(59,917)	(190,662)	(115,539)
Net book amount at beginning of the period / year	230,208	122,420	-	352,628	287,864
Additions	15,239	593,921	-	609,160	141,092
Disposals	(4,424)	-	-	(4,424)	-
Transfers	-	-	-	-	(1,205)
Amortization charges (i)	(87,867)	-	-	(87,867)	(75,123)
Net book amount at end of the period / year	153,156	716,341	-	869,497	352,628
Costs	371,768	716,341	59,917	1,148,026	543,290
Accumulated amortization	(218,612)	-	(59,917)	(278,529)	(190,662)
Net book amount at end of the period / year	153,156	716,341	-	869,497	352,628

(i) On March 31, 2020 the amortization charges were included in “Costs” in the amount of Ps. 38,801, in “General and administrative expenses” in the amount of Ps. 48,188 and in “Selling expenses“ in the amount of Ps. 878 in the Statement of Comprehensive Income (Note 20).
(ii)   Corresponds to in kind receivables representing the right to receive residential apartments in the future under barter transactions. (See note 4 to the Unaudited Condensed Interim Consolidated Financial Statements).

11.
Rights of use assets

03.31.20
Shopping malls (Note 23)	743,185
Machinery and equipment	14,307
Total rights of use	757,492
Non-current	757,492
Total	757,492

03.31.20
Shopping malls	(157,843)
Machinery and equipment	(5,959)
Total depreciation of rights of use (i)	(163,802)

(i)
On March 31, 2020 the depreciation charges were included in “Costs” in the Statement of Comprehensive Income (Note 20).

IRSA Propiedades Comerciales S.A.

12.
Financial instruments by category

The present note shows the financial assets and financial liabilities by category of financial instrument and a reconciliation to the corresponding line in the statements of financial position, as appropriate. Financial assets and liabilities measured at fair value are assigned based on their different levels in the fair value hierarchy. For further information, related to fair value hierarchy see Note 11 to the Separate Financial Statements as of June 30, 2019.

Financial assets and financial liabilities as of March 31, 2020 are as follows:

	Financial assets at amortized cost (i)	Financial assets at fair value through profit or loss			Subtotal financial assets	Non-financial assets	Total
March 31, 2020		Level 1	Level 2	Level 3
Assets as per statement of financial position
Trade and other receivables (excluding allowance for doubtful accounts) (Note 13)	7,549,785	-	-	-	7,549,785	7,081,520	14,631,305
Investments in financial assets:
- Investment in equity public companies´s securities	-	60,412	-	-	60,412	-	60,412
- Bonds	-	3,827,633	-	-	3,827,633	-	3,827,633
- Mutual funds	-	194,859	-	-	194,859	-	194,859
Derivative financial instruments
- Futures contracts	-	-	5,961	-	5,961	-	5,961
Cash and cash equivalents:
- Cash at banks and on hand	77,010	-	-	-	77,010	-	77,010
- Short- term investments	-	48,981	-	-	48,981	-	48,981
Total	7,626,795	4,131,885	5,961	-	11,764,641	7,081,520	18,846,161

	Financial liabilities at amortized cost (i)	Non-financial liabilities	Total

Liabilities as per statement of financial position
Trade and other payables (Note 15)	770,199	2,248,493	3,018,692
Borrowings (Note 16)	33,009,533	-	33,009,533
Total	33,779,732	2,248,493	36,028,225

Company´s financial assets and financial liabilities as of June 30, 2019 were as follows:

	Financial assets at amortized cost (i)	Financial assets at fair value through profit or loss			Subtotal financial assets	Non-financial assets	Total
June 30, 2019		Level 1	Level 2	Level 3
Assets as per statement of financial position
Trade and other receivables (excluding allowance for doubtful accounts) (Note 13)	3,154,101	-	-	-	3,154,101	7,104,502	10,258,603
Investments in financial assets:
- Investment in equity public companies´s securities	-	451,725	-	-	451,725	-	451,725
- Bonds	-	3,583,088	-	916,672	4,499,760	-	4,499,760
- Mutual funds	-	1,915,772	-	-	1,915,772	-	1,915,772
Derivative financial instruments
- Futures contracts	-	-	7,612	-	7,612	-	7,612
Cash and cash equivalents:
- Cash at banks and on hand	2,616,622	-	-	-	2,616,622	-	2,616,622
- Short- term investments	-	954,892	-	-	954,892	-	954,892
Total	5,770,723	6,905,477	7,612	916,672	13,600,484	7,104,502	20,704,986

	Financial liabilities at amortized cost (i)	Non-financial liabilities	Total

Liabilities as per statement of financial position
Trade and other payables (Note 15)	1,006,108	2,281,685	3,287,793
Derivative financial instruments	543	-	543
Borrowings (excluding finance leases liabilities) (Note 16)	29,590,971	-	29,590,971
Total	30,597,622	2,281,685	32,879,307

(i)
The fair value of financial assets and liabilities at their amortized cost does not differ significantly from their book value, except for borrowings (See Note 16).

IRSA Propiedades Comerciales S.A.

Liabilities carried at amortized cost also include liabilities under finance leases where the Company is the lessee and which therefore have to be measured in accordance with IAS 17 “Leases”. Finance leases are excluded from the scope of IFRS 7 “financial instruments: disclosures”.

The Company´s uses a range of valuation models for the measurement of Level 2 and Level 3 instruments, see Note 13 to the Unaudited Condensed Interim Consolidated Financial Statements.

13.
Trade and other receivables

The following table shows the amounts of Company’s trade and other receivables as of March 31, 2020 and June 30, 2019:

	03.31.20	06.30.19
Lease and services receivables	768,873	1,064,977
Post-dated checks	435,201	729,727
Averaging of scheduled rent escalation	294,284	436,657
Debtors under legal proceedings	272,747	243,561
Property sales receivables	19,591	40,826
Consumer financing receivables	16,441	22,299
Less: allowance for doubtful accounts	(339,999)	(289,553)
Total trade receivables	1,467,138	2,248,494
Advance payments	431,803	478,962
Prepayments	186,682	214,790
Other tax receivables	125,332	74,263
Loans	74,395	63,503
Expenses to be recovered	18,911	7,234
Others	19,429	6,524
Less: allowance for doubtful accounts	(165)	(224)
Total other receivables	856,387	845,052
Related parties (Note 23)	11,967,616	6,875,280
Total current trade and other receivables	14,291,141	9,968,826
Non-current	3,775,168	756,386
Current	10,515,973	9,212,440
Total	14,291,141	9,968,826

Movements on the Company’s allowance for doubtful accounts and other receivables are as follows:

	03.31.20	06.30.19
Beginning of the period / year	(289,777)	(360,603)
Additions (Note 20)	(116,076)	(98,151)
Unused amounts reversed (Note 20)	17,577	40,094
Used during the year	277	5,322
Inflation adjustment	47,835	123,561
End of the period / year	(340,164)	(289,777)

IRSA Propiedades Comerciales S.A.

14.
Cash flow and cash equivalent information

Following is a detailed description of cash flows generated by the Company’s operations for the nine-month period ended March 31, 2020 and 2019:

	Note	03.31.20	03.31.19
Net loss for the period		(1,762,294)	(6,837,351)
Adjustments:
Income tax	18	50,241	(2,819,864)
Amortization and depreciation	20	309,109	121,142
Gain from disposal of trading properties		(241,530)	(21,675)
Changes in fair value of investment properties	7	373,808	11,664,910
Directors’ fees provision		70,146	186,042
Equity incentive plan		-	295
Averaging of schedule rent escalation	19	22,991	(69,472)
Financial results, net		6,173,424	3,410,031
Provisions and allowances	13 and 17	131,203	110,620
Share of profit of associates and joint ventures	6	(1,013,892)	(1,703,036)
Foreign unrealized exchange gain on cash and fair value result of cash equivalents		(29,860)	(199,920)
Sale of interest of subsidiaries		-	163,019
Changes in operating assets and liabilities:
Decrease in inventories		2,170	9,911
Disposals of trading properties		-	21,904
Acquisition of trading properties		(14,484)	(4,109)
Decrease in trade and other receivables		785,389	445,950
Decrease in trade and other payables		(376,875)	(1,096,692)
Decrease in payroll and social security liabilities		(114,240)	(109,800)
Uses of provisions and inflation adjustment	17	(33,583)	(30,115)
Net cash generated from operating activities before income tax paid		4,331,723	3,241,790

The following table shows a detail of non-cash transactions occurred in the nine-month periods ended March 31, 2020 and 2019:

Non-cash transactions	03.31.20	03.31.19
Currency translation adjustment	9,069	-
Increase in trading properties through a decrease in intangible assets	-	1,097
Decrease in investment properties through an increase in property, plant and equipment	6,409	-
Decrease in investment in associates and joint ventures through a decrease in borrowings	-	7,978
Increase in investment in associates and joint ventures through a decrease in trade and other receivables	56	7,957
Decrease in equity through an increase in trade and other payables	709	-
Decrease in investment in associates and joint ventures through a decrease in trade and other receivables	-	53,756
Increase in investment in associates and joint ventures through a decrease in trade and other payables	-	47,801
Decrease in investment properties through an increase in trade and other receivables	-	333,232
Decrease in investment in associates and joint ventures through an adjustment in retained earnings	-	39,077
Decrease in loans through a decrease in investments in financial assets	-	271,647
Decrease in trade and other payables through a decrease in trade and other receivables	-	17,962
Decrease in investment in associates and joint ventures through a decrease in equity	-	25,385
Decrease in trading properties through an increase in trade and other receivables	-	962
Decrease in investment in associates and joint ventures through a decrease in equity	55,737	-
Increase in investments in financial assets through a decrease in investment in associates and joint ventures	27,063	-
Increase in investment in associates and joint ventures through a decrease in investments in financial assets	792,782	-
Increase in trade and other payables through an increase in rights of use assets	12,521	-
Increase in rights of use assets through a decrease in trade and other receivables	870,864	-
Increase in rights of use assets through a decrease in properties plant and equipment	20,265	-
Increase in trade and other receivables through a decrease in investments in financial assets	4,424	-
Decrease in investment properties through an increase in intangible assets	352,535	-
Decrease in trading properties through an increase in intangible assets	234,335	-

IRSA Propiedades Comerciales S.A.

15.
Trade and other payables

The following table shows the amounts of Company’s trade and other payables as of March 31, 2020 and June 30, 2019:

	03.31.20	06.30.19
Admission rights	1,011,911	1,233,706
Rent and service payments received in advance	939,670	628,893
Trade payables	274,880	165,627
Accrued invoices	208,807	321,776
Tenant deposits	76,070	86,266
Payments received in advance	31,443	62,389
Total trade payables	2,542,781	2,498,657
Tax payables	223,098	309,236
Other income to be accrued	36,538	38,974
Other payables	9,993	40,322
Tax payment plans	5,833	8,487
Total other payables	275,462	397,019
Related parties (Note 23)	200,449	392,117
Total trade and other payables	3,018,692	3,287,793
Non-current	981,247	818,700
Current	2,037,445	2,469,093
Total	3,018,692	3,287,793

16.
Borrowings

The following table shows the Company’s borrowings as of March 31, 2020 and June 30, 2019:

	Book Value at 03.31.20	Book Value at 06.30.19	Fair Value at 03.31.20	Fair Value at 06.30.19
Non-Convertible notes	31,472,917	29,004,508	27,211,288	27,940,362
Bank loans	300,897	301,798	300,897	301,798
Related parties (Note 23)	461,989	-	356,642	-
Bank overdrafts	773,730	284,665	773,730	284,665
Finance leases	-	20,621	-	20,621
Total borrowings	33,009,533	29,611,592	28,642,557	28,547,446
Non-current	23,043,827	28,502,164
Current	9,965,706	1,109,428
Total	33,009,533	29,611,592

17.
Provisions

The following table shows the movements in the Company’s provisions as of March 31, 2020 and June 30, 2019:

	03.31.20	06.30.19
Balances at the beginning of the period / year	85,982	80,094
Increases (Note 21)	62,243	59,987
Recovery (Note 21)	(29,539)	(14,017)
Used during the period / year	(6,307)	(6,320)
Inflation adjustment	(27,276)	(33,762)
Balances at the end of the period / year	85,103	85,982
Non-current	57,879	48,692
Current	27,224	37,290
Total	85,103	85,982

IRSA Propiedades Comerciales S.A.

18.
Current and deferred income tax

The detail of the income tax expense of the Company are as follows:

	03.31.20	03.31.19
Deferred income tax	(50,241)	2,819,864
Income tax	(50,241)	2,819,864

Changes in the deferred tax account are as follows:

	03.31.20	06.30.19
Beginning of the period / year	(13,805,893)	(19,591,676)
Income tax	(50,241)	5,785,783
End of the period / year	(13,856,134)	(13,805,893)

Below there is a reconciliation between the income tax recognized and that which would result from applying the prevailing tax rate on the profit before income tax for the nine-month periods ended March 31, 2020 and 2019:

	03.31.20	03.31.19
Profit for period before income tax at the prevailing tax rate	513,616	2,897,165
Tax effects of:
Fiscal transparency	93,125	(317,580)
Difference between provisions and affidavits	41,916	(4,199)
Rate change	840,640	794,080
Share of profit of subsidiaries, associates and joint ventures	304,168	510,911
Result from sale of subsidiaries	(392,952)	(337)
Tax inflation adjustment	(1,455,207)	-
Inflation adjustment	3,976	(1,037,051)
Regain of tax loss	-	-
Non-taxable profit / (loss), non-deductible expenses and others	477	(23,125)
Income tax	(50,241)	2,819,864

See Note 18 to the Unaudited Condensed Interim Consolidated Financial Statements.

19.
Revenue

	03.31.20	03.31.19
Base rent	3,338,066	4,040,938
Contingent rent	1,251,039	1,109,137
Admission rights	624,676	682,867
Parking fees	164,400	214,943
Property management fees	72,372	84,891
Others	38,946	65,155
Averaging of scheduled rent escalation	(22,991)	69,472
Rentals and services income	5,466,508	6,267,403
Sale of trading properties	291,815	22,866
Gain from disposal of trading properties	291,815	22,866
Total revenues from sales, rentals and services	5,758,323	6,290,269
Expenses and collective promotion fund	2,161,271	2,344,672
Total revenues from expenses and collective promotion funds	2,161,271	2,344,672
Total revenues	7,919,594	8,634,941

IRSA Propiedades Comerciales S.A.

20.
Expenses by nature

	Costs (2)	General and administrative expenses	Selling expenses	03.31.20	03.31.19
Salaries, social security costs and other personnel administrative expenses (1)	819,972	295,409	52,367	1,167,748	1,292,869
Maintenance, security, cleaning, repairs and other	904,241	56,138	1,277	961,656	1,080,525
Taxes, rates and contributions	272,863	448	251,392	524,703	567,223
Advertising and other selling expenses	419,150	-	25,905	445,055	416,476
Amortization and depreciation	246,484	61,720	905	309,109	121,142
Directors' fees	-	264,823	-	264,823	272,043
Leases and expenses	207,750	21,457	1,842	231,049	372,667
Fees and payments for services	36,153	95,303	9,837	141,293	114,290
Allowance for doubtful accounts (additions and unused amounts reversed) (Note 13)	-	-	98,499	98,499	85,242
Traveling, transportation and stationery	16,810	13,614	2,791	33,215	46,416
Cost of sale of properties	18,035	-	-	18,035	1,191
Other expenses	8,154	3,399	289	11,842	30,727
Total 03.31.20	2,949,612	812,311	445,104	4,207,027	-
Total 03.31.19	3,134,389	859,599	406,823	-	4,400,811

(1)
For the nine-month period ended March 31, 2020, includes Ps. 1,001,513 of Salaries, Bonuses and Social Security and Ps. 166,235 of other concepts. For the nine-month period ended March 31, 2019, includes Ps. 1,216,142 of Salaries, Bonuses and Social Security and Ps. 76,727 of other concepts.
(2)
For the nine-month period ended March 31, 2020, includes Ps. 2,875,360 of Rental and services costs and Ps. 74,252 of Cost of sales and developments. For the nine-month period ended March 31, 2019, includes Ps. 3,098,514 of Rental and services costs and Ps. 35,875 of Cost of sales and developments.

21.
Other operating results, net

	03.31.20	03.31.19
Management fees	43,141	57,981
Interest generated by operating credits	38,642	36,699
Others	317	(11,078)
Loss of sale of subsidiaries, associates and joint ventures	(5,797)	(173,397)
Lawsuits (Note 17)	(32,704)	(25,378)
Donations	(41,409)	(69,436)
Total other operating results, net	2,190	(184,609)

22.
Financial results, net

	03.31.20	03.31.19
- Interest income	357,801	61,239
Finance income	357,801	61,239
- Interest expense	(2,100,149)	(2,339,373)
- Other finance costs	(131,859)	(163,210)
Finance costs	(2,232,008)	(2,502,583)
- Foreign exchange, net	(3,359,088)	(2,800,563)
- Fair value (loss)/ gains of financial assets and liabilities at Fair value through profit or loss	(806,881)	995,751
- Proceeds from derivative financial instruments	18,486	678,638
- Gain for repurchase of non-convertible notes	29,546	5,144
Other financial results	(4,117,937)	(1,121,030)
- Inflation adjustment	(74,750)	(182,488)
Total financial results, net	(6,066,894)	(3,744,862)

IRSA Propiedades Comerciales S.A.

23.
Related parties transactions

The following is a summary of the balances with related parties:

Items	03.31.20	06.30.19
Trade and other receivables	11,967,616	6,875,280
Rights of use at assets	743,185	-
Investments in financial assets	3,763,545	2,940,996
Trade and other payables	(200,449)	(392,117)
Borrowings	(461,989)	-
Total	15,811,908	9,424,159

Related parties	03.31.20	06.30.19	Description of transaction
IRSA Inversiones y Representaciones Sociedad Anónima (IRSA)	6,043,419	5,133,564	Advances
	2,520,194	1,433,141	Non-convertible notes
	2,198,436	-	Loans granted
	128,938	115,188	Others
	98,949	76,709	Corporate services
	12,448	16,884	Equity incentive plan
	1	-	Leases
	21,529	879	Leases and/or rights to use space
	865	-	Commissions
	(11,704)	-	Reimbursement of expenses payable
	-	6,462	Reimbursement of expenses receivable
	-	(178)	Lease collections
Total direct parent company	11,013,075	6,782,649
Cresud S.A.CI.F. y A.	1,243,351	1,507,855	Non-convertible notes
	(2,546)	(3,453)	Equity incentive plan to pay
	(530)	(36,389)	Reimbursement of expenses payable
	(93,188)	(117,235)	Corporate services to pay
Total direct parent company of IRSA	1,147,087	1,350,778
Torodur S.A.	1,191,259	-	Loans granted
	(461,989)	-	Non-convertible notes
	(3)	(4)	Reimbursement of expenses payable
Panamerican Mall S.A.	129,603	-	Loans granted
	4,567	15,917	Reimbursement of expenses receivable
	1,026	1,402	Advertising space
	-	10,372	Management fee receivable
	(613)	-	Management fee payable
	(1,696)	(399)	Lease collections
	(3,896)	-	Leases and/or rights to use space to pay
	-	4,586	Leases and/or rights to use space
Arcos del Gourmet S.A.	97,913	69,722	Loans granted
	15,793	27,832	Reimbursement of expenses receivable
	(44)	-	Reimbursement of expenses payable
	17,293	23,513	Others
	-	125,184	Leases and/or rights to use space
Fibesa S.A.	208	8,975	Reimbursement of expenses receivable
	6,508	-	Leases and/or rights to use space
	231	-	Leases
	-	-	Management fee
	-	34,501	Dividends
	-	(80)	Lease collections
Shopping Neuquen S.A.	743,185	-	Rights of use
	-	641,082	Leases and/or rights to use space
	113,500	51,592	Loans granted
	30,091	257,083	Reimbursement of expenses
Ogden Argentina S.A	233,360	193,635	Loans granted
	207	-	Reimbursement of expenses receivable
Entretenimiento Universal S.A.	29,855	25,206	Loans granted
	-	27	Reimbursement of expenses receivable
Pareto S.A.	-	15	Reimbursement of expenses receivable
	-	(35,472)	Others
La Arena S.A.	1,258	8,845	Reimbursement of expenses receivable
	11	-	Reimbursement of expenses receivable
Others subsidiaries of IRSA Propiedades Comerciales S.A.	(2,970)	(2,645)	Reimbursement of expenses payable
	-	3,204	Others
Total subsidiaries of IRSA Propiedades Comerciales S.A	2,144,657	1,464,093

IRSA Propiedades Comerciales S.A.

Related parties	03.31.20	06.30.19	Description of transaction
Others associates and joint ventures	4,006	5,436	Management fee
	220	1,488	Leases and/or rights to use space
	-	585	Reimbursement of expenses receivable
	(498)	-	Reimbursement of expenses payable
	(159)	(525)	Leases and/or rights to use space to pay
Total associates and joint ventures	3,569	6,984
Directors	(12)	(16)	Reimbursement of expenses to pay
	(70,146)	(175,852)	Fees
Total Directors	(70,158)	(175,868)
IRSA International LLC	228,157	-	Loans granted
Tyrus S.A.	1,331,302	-	Loans granted
TGLT S.A.	8,093	-	Others
Others related parties	6,433	8,445	Leases and/or rights to use space
	9,529	6,657	Reimbursement of expenses
	214	290	Advertising space
	(50)	(2,171)	Reimbursement of expenses to pay
	(9,960)	(33)	Leases and/or rights to use space to pay
	(607)	(1,976)	Dividends
	-	(15,689)	Other payables
	2,394	-	Other receivables
	(1,827)	-	Legal services
Total others	1,573,678	(4,477)
Total	15,811,908	9,424,159

The following is a summary of the results with related parties:

Related parties	03.31.20	03.31.19	Description of transaction
IRSA Inversiones y Representaciones Sociedad Anónima (IRSA)	54,302	51,715	Corporate services
	(54,927)	429,162	Financial operations
	746	6,275	Leases and/or rights to use space
	255	216	Commissions
Total direct parent company	376	487,368
Cresud S.A.CI.F. y A.	(47,221)	463,118	Financial operations
	8,004	6,501	Leases and/or rights to use space
	(288,161)	(291,163)	Corporate services
Total direct parent company of IRSA	(327,378)	178,456
Arcos del Gourmet S.A.	2,901	(1,008)	Financial operations
	4,967	-	Fees
	(125,267)	(160,952)	Leases and/or rights to use space
Fibesa S.A.	6,927	7,436	Leases and/or rights to use space
	2,049	211	Fees
Torodur S.A.	(236,577)	(226,085)	Financial operations
Tyrus S.A	57,155	-	Financial operations
Shopping Neuquen S.A.	6,022	446	Financial operations
	(157,843)	(120,605)	Leases and/or rights to use space
Ogden Argentina S.A	44,045	64,022	Financial operations
Panamerican Mall S.A.	(13,458)	(20,624)	Leases and/or rights to use space
	(940)	-	Financial operations
	32,930	35,336	Fees
La Arena S.A.	(5,921)	-	Fees
Entretenimiento Universal S.A.	4,410	11,527	Financial operations
Others associates and joint ventures	2,321	(3)	Financial operations
	1,281	12,126	Fees
	12	51	Leases and/or rights to use space
Total subsidiaries	(374,986)	(398,122)
Tarshop S.A.	2,049	38,766	Leases and/or rights to use space
Others associates and joint ventures	9,605	10,187	Fees
	(1,937)	(657)	Leases and/or rights to use space
	-	(2,420)	Financial operations
Total associates and joint ventures	9,717	45,876
Directors	(264,823)	(272,043)	Fees
Senior Managment	(20,451)	(12,226)	Fees
Total directors	(285,274)	(284,269)
IRSA International LLC	61,796	-	Financial operations
Banco de Crédito y Securitización	41,336	38,717	Leases and/or rights to use space
Estudio Zang, Bergel & Viñes	(14,433)	(7,697)	Fees
TGLT S.A.	33,407	-	Financial operations
Others	31,700	19,029	Leases and/or rights to use space
	-	(44)	Fees
Total others	153,806	50,005
Total	(823,739)	79,314

IRSA Propiedades Comerciales S.A.

The following is a summary of the transactions with related parties:

Related parties	03.31.20	03.31.19	Description of transaction
IRSA Inversiones y Representaciones S.A.	608,730	696,782	Dividends granted
Cresud S.A.CI.F. y A.	10,990	-	Dividends granted
E-commerce Latina S.A.	9,120	-	Dividends granted
Tyrus S.A.	124	133	Dividends granted
Total dividends granted	628,964	696,915
Panamericam Mall S.A.	(554,985)	-	Dividends received
Fibesa S.A.	(67,857)	40,992	Dividends received
Nuevo Puerto Santa Fe S.A.	(36,364)	14,190	Dividends received
Total dividends received	(659,206)	55,182
Centro de Entretenimientos La Plata S.A.	1,042	1,213	Irrevocable contributions granted
Quality Invest S.A.	38,900	37,884	Irrevocable contributions granted
Total irrevocable contributions to subsidiaries and joint ventures	39,942	39,097
La Malteria S.A.	-	141	Irrevocable contributions
Pareto S.A.	-	142	Irrevocable contributions
Quality Invest S.A.	-	7,224	Irrevocable contributions
Fibesa S.A	(1,271,382)	-	Irrevocable contributions
Total contributions	(1,271,382)	7,507
Pareto S.A.	-	96,426	Share premium
Total share premium	-	96,426
Fibesa S.A.	-	12,765	Share sale
Banco Hipotecario S.A.	-	168,101	Share sale
Total share sale	-	180,866
Fibesa S.A.	61	-	Share acquisition
TGLT S.A.	2,064,159	-	Share acquisition
Total share acquisition	2,064,220	-

24.
CNV General Resolution N° 622/13

As required by Section 1, Chapter III, Title IV of CNV General Resolution N° 622/13, below there is a detail of the notes to the Financial Statements that disclose the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 7 - Investment properties
Note 8 - Property, plant and equipment
Exhibit B - Intangible assets	Note 10 - Intangible assets
Exhibit C - Equity investments	Note 6 - Information about subsidiaries, associates and joint ventures
Exhibit D - Other investments	Note 12 - Financial instruments by category
Exhibit E – Provisions	Note 13 - Trade and other receivables
Note 17 - Provisions
Exhibit F – Cost of sales and services provided	Note 9 - Trading properties
Note 20 - Expenses by nature
Exhibit G - Foreign currency assets and liabilities	Note 25 - Foreign currency assets and liabilities

IRSA Propiedades Comerciales S.A.

25.
Foreign currency assets and liabilities
Book amounts of foreign currency assets and liabilities are as follows:

Items (1)	Amount (2)	Exchange rate (3)	03.31.20	06.30.19
Assets
Trade and other receivables
US Dollar	7,057	64.27	453,539	425,493
Euro	211	70.77	14,927	4,571
Trade and other receivables with related parties
US Dollar	88,028	64.47	5,675,104	347,183
Total trade and other receivables			6,143,570	777,247
Investments in financial assets
US Dollar	3,702	64.27	237,914	1,808,897
Investment in financial assets with related parties
US Dollar	56,740	64.47	3,657,953	2,940,995
Total investments in financial assets			3,895,867	4,749,892
Derivative financial instruments
US Dollar	1	64.27	67	-
Total Derivative financial instruments			67	-
Cash and cash equivalents
US Dollar	1,339	64.27	86,034	2,518,946
Euro	1	70.77	81	75
Pound	2	79.50	120	110
Total cash and cash equivalents			86,235	2,519,131
Total Assets			10,125,739	8,046,270
Liabilities
Trade and other payables
US Dollar	3,164	64.47	203,982	235,901
Trade and other payables with related parties
US Dollar	93	64.47	5,976	38,821
Total trade and other payables			209,958	274,722
Borrowings
US Dollar	488,827	64.47	31,514,677	29,102,694
Borrowings from related parties
US Dollar	7,166	64.47	461,989	-
Total borrowings			31,976,666	29,102,694
Leases liabilities
US Dollar	164	64.47	10,576	-
Total Leases liabilities			10,576	-
Total Liabilities			32,197,200	29,377,416

(1)
Considering foreign currency those that differ from each one of the company’s companies at each period/year-end.
(2)
Expressed in thousands of foreign currency.
(3)
Exchange rate as of March 31, 2020, according to Banco Nación Argentina.

26.
Economic context in which the Company operates

See Note 27 to the Unaudited Condensed Interim Consolidated Financial Statements.

IRSA Propiedades Comerciales S.A.

 Information required by Section N° 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution N° 622/13
Unaudited Condensed Interim Separate Statement of Financial Position as of March 31, 2020
(Stated in thousands of pesos)
Free translation from the original prepared in Spanish for the publication in Argentina

1.
Specific and significant legal systems that imply contingent lapsing or rebirth of benefits envisaged by such provisions.

None.

2.
Significant changes in the Company´s activities or other similar circumstances that occurred during the fiscal years included in the financial statements, which affect their comparison with financial statements filed in previous fiscal years, or that could affect those to be filed in future fiscal years.

See Note 2.3.

3.
Receivables and liabilities by maturity date.

		Overdue	Without term	Without term	To become due				To become due
	Items				Up to	From 3 to 6	From 6 to 9	From 9 to 12	From 1 to 2	From 2 to 3	From 3 to 4	From 4	Total
			Current	Non-current	3 months	months	months	months	years	years	years	years on
Receivables	Trade and other receivables	212,848	-	29,182	8,283,632	280,009	1,468,454	271,030	3,715,978	10,002	10,002	10,004	14,291,141
	Total	212,848	-	29,182	8,283,632	280,009	1,468,454	271,030	3,715,978	10,002	10,002	10,004	14,291,141
Liabilities	Trade and other payables	340,521	-	-	214,372	1,216,522	197,833	68,197	275,125	192,697	149,002	364,423	3,018,692
	Leases liabilities	-	-	-	9,924	-	-	-	642	22	-	-	10,588
	Borrowings	-	-	-	842,506	9,123,200	-	-	-	23,043,827	-	-	33,009,533
	Deferred income tax liabilities	-	-	13,856,134	-	-	-	-	-	-	-	-	13,856,134
	Payroll and social security liabilities	-	-	-	56,865	-	83,814	-	-	-	-	-	140,679
	Provisions	-	27,224	57,879	-	-	-	-	-	-	-	-	85,103
	Total	340,521	27,224	13,914,013	1,123,667	10,339,722	281,647	68,197	275,767	23,236,546	149,002	364,423	50,120,729

IRSA Propiedades Comerciales S.A.

Information required by Section N° 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution N° 622/13
Unaudited Condensed Interim Separate Statement of Financial Position as of March 31, 2020
(Stated in thousands of pesos)
Free translation from the original prepared in Spanish for the publication in Argentina

4.a.
Breakdown of accounts receivable and liabilities by currency and maturity.

		Current			Non-current			Total
		Local	Foreign		Local	Foreign		Local	Foreign
	Items	Currency	Currency	Total	Currency	Currency	Total	Currency	Currency	Total
Receivables	Trade and other receivables	6,591,027	3,924,946	10,515,973	1,556,544	2,218,624	3,775,168	8,147,571	6,143,570	14,291,141
	Total	6,591,027	3,924,946	10,515,973	1,556,544	2,218,624	3,775,168	8,147,571	6,143,570	14,291,141
Liabilities	Trade and other payables	1,838,262	199,183	2,037,445	970,472	10,775	981,247	2,808,734	209,958	3,018,692
	Leases liabilities	12	9,912	9,924	-	664	664	12	10,576	10,588
	Borrowings	1,071,748	8,893,958	9,965,706	(38,381)	23,082,208	23,043,827	1,033,367	31,976,166	33,009,533
	Deferred income tax liabilities	-	-	-	13,856,134	-	13,856,134	13,856,134	-	13,856,134
	Payroll and social security liabilities	140,680	-	140,679	-	-	-	140,679	-	140,679
	Provisions	27,224	-	27,224	57,879	-	57,879	85,103	-	85,103
	Total	3,077,926	9,103,053	12,180,978	14,846,104	23,093,647	37,939,751	17,924,029	32,196,700	50,120,729

4.b.
Breakdown of accounts receivable and liabilities by adjustment clause.

    As of March 31, 2020, there are not receivables and liabilities subject to adjustment clause.

4.c.
Breakdown of accounts receivable and liabilities by interest clause.

Items		Current				Non- current				Accruing interest
		Accruing interest		Non-Accruing interest	Subtotal	Accruing interest		Non-Accruing interest	Subtotal			Non-Accruing	Total
		Fixed rate	Floating rate			Fixed rate	Floating rate			Fixed rate	Floating rate	interest
Receivables	Trade and other receivables	129,603	1,191,259	9,195,113	10,515,975	-	2,311,935	1,463,233	3,775,168	129,603	3,503,194	10,658,344	14,291,141
	Total	129,603	1,191,259	9,195,113	10,515,975	-	2,311,935	1,463,233	3,775,168	129,603	3,503,194	10,658,344	14,291,141
	Trade and other payables	880	-	2,036,565	2,037,445	5,659	-	975,588	981,247	6,539	-	3,012,153	3,018,692
	Leases liabilities	-	9,924	-	9,924	-	664	-	664	-	10,588	-	10,588
	Borrowings	8,891,080	1,064,967	9,659	9,965,706	23,043,827	-	-	23,043,827	31,934,907	1,064,967	9,659	33,009,533
Liabilities	Deferred income tax liabilities	-	-	-	-	-	-	13,856,134	13,856,134	-	-	13,856,134	13,856,134
	Payroll and social security liabilities	-	-	140,679	140,679	-	-	-	-	-	-	140,679	140,679
	Provisions	-	-	27,224	27,224	-	-	57,879	57,879	-	-	85,103	85,103
	Total	8,891,960	1,074,891	2,214,127	12,180,978	23,049,486	664	14,889,601	37,939,751	31,941,446	1,075,555	17,103,728	50,120,729

IRSA Propiedades Comerciales S.A.

Information required by Section N° 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution N° 622/13
Unaudited Condensed Interim Separate Statement of Financial Position as of March 31, 2020
(Stated in thousands of pesos)
Free translation from the original prepared in Spanish for the publication in Argentina

5.
Related parties.

a.
Interest in related parties. See Note 6.

b.
Related parties debit/credit balances. See Note 23.

6.
Borrowings to directors.

See Note 23.

7.
Inventories.

In view of the nature of the inventories, no physical inventory counts are conducted and there are no slow turnover assets.

8.
Current values.

See Note 2 to the Unaudited Condensed Interim Consolidated Financial Statements.

9.
Appraisal revaluation of fixed assets.

None.

10.
Obsolete unused fixed assets.

None.

11.
Equity interest in other companies in excess of that permitted by section 31 of the Business Companies Law N° 19,550.

None.

12.
Recovery values.

See Note 2 to the Unaudited Condensed Interim Separate Financial Statements.

IRSA Propiedades Comerciales S.A.

Information required by Section N° 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution N° 622/13
Unaudited Condensed Interim Separate Statement of Financial Position as of March 31, 2020
(Stated in thousands of pesos)
Free translation from the original prepared in Spanish for the publication in Argentina
13.
Insurances.

	Insured amounts	Accounting values	Risk covered
Real Estate	in USD	in Ps.
Abasto - Shopping mall and offices	182,725	6,909,797	Fire, all risk and loss of profit
Alto Palermo	94,526	7,562,238	Fire, all risk and loss of profit
Mendoza Plaza	110,151	1,792,207	Fire, all risk and loss of profit
Paseo Alcorta	77,569	3,554,587	Fire, all risk and loss of profit
Alto Avellaneda	76,314	4,477,158	Fire, all risk and loss of profit
Alto Rosario	69,181	3,481,906	Fire, all risk and loss of profit
Patio Bullrich	40,205	1,995,885	Fire, all risk and loss of profit
Córdoba Shopping – Villa Cabrera	48,680	1,152,717	Fire, all risk and loss of profit
Alto Noa	36,611	937,274	Fire, all risk and loss of profit
Soleil Premium Outlet	36,443	1,786,645	Fire, all risk and loss of profit
República building	60,180	5,958,487	Fire, all risk and loss of profit
Intercontinental building	8,385	426,123	Fire, all risk and loss of profit
Bouchard 710	40,883	4,209,524	Fire, all risk and loss of profit
Suipacha 664	20,005	1,034,388	Fire, all risk and loss of profit
Della Paolera 265	105,950	4,493,574	Fire, all risk and loss of profit
Alto Comahue	46,791	1,432,717	Fire, all risk and loss of profit
Distrito Arcos	46,484	1,391,051	Fire, all risk and loss of profit
Dot Baires Shopping	175,531	5,737,246	Fire, all risk and loss of profit
Edificio Dot	25,342	2,818,276	Fire, all risk and loss of profit
Building annexed to DOT	10,737	2,818,276	Fire, all risk and loss of profit
Anchorena 665	4,129	105,385	Fire, all risk and loss of profit
Caballito warehouse	2,288	2,004,154	Fire, all risk and loss of profit
Zelaya 3102	1,042	29,465	Fire, all risk and loss of profit
SUBTOTAL	1,320,152	66,109,080
Unique policy	91,839	-	Third party liability

The insurance amounts do not include the land value and correspond to the reconstruction value of the building.

In our opinion, the above-described policies adequately cover current risks.

14.
Allowances and provisions that, taken individually or as a whole, exceed 2% of the shareholder’s equity.

None.

15.
Contingent situations at the date of the financial statements which probabilities are not remote and the effects on the Company´s financial position have not been recognized

Not applicable.

16.
Status of the proceedings leading to the capitalization of irrevocable contributions towards future subscriptions.

   Not applicable.

17.         Unpaid accumulated dividends on preferred shares.

   None.

18.         Restrictions on distributions of profits.

See Note 16 to the Unaudited Condensed Consolidated Financial Statements.

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM SEPARATE FINANCIAL STATEMENTS

To the Shareholders, President and Directors of
IRSA PROPIEDADES COMERCIALES S.A.
Legal address: Moreno 877 – 22° floor
Autonomous City Buenos Aires
Tax Code No. 30-52767733-1

Introduction

We have reviewed the unaudited condensed interim separate financial statements of IRSA PROPIEDADES COMERCIALES S.A. (hereinafter “the Company”) which included the unaudited condensed interim separate statements of financial position as of March 31, 2020, and the unaudited condensed interim separate statements of comprehensive income for the nine and three month period ended March 31, 2020 and the unaudited condensed interim separate statements of changes in shareholders’ equity and the unaudited condensed interim separate statements of cash flows for the nine-month period ended March 31,2020 and selected explanatory notes.

The balances and other information corresponding to the fiscal year ended June 30, 2019 and the interim periods within that fiscal year are an integral part of these financial statements and, therefore, they should be considered in relation to those financial statements.

Management responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim separate financial statements in accordance with the International Financial Reporting Standards (IFRS), adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and added by the National Securities Commission (CNV) to its regulations, as approved by the International Accounting Standard Board (IASB) and, for this reason, is responsible for the preparation and presentation of the unaudited condensed interim separate financial statements above mentioned in the introductory paragraph according to the International Accounting Standard No 34 "Interim Financial Reporting" (IAS 34).

Free translation from the original prepared in Spanish for publication in Argentina

Scope of our review

Our review was limited to the application of the procedures established in the International Standard on Review Engagements ISRE 2410 "Review of interim financial information performed by the independent auditor of the entity", which was adopted as a review standard in Argentina in Technical Resolution No. 33 of the FACPCE as approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of making inquiries of persons responsible for the preparation of the information included in the unaudited condensed interim separate financial statements, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the separate statement of financial position, the separate statement of comprehensive income and separate statement of cash flow of the Company.

Conclusion

Nothing came to our attention as a result of our review that caused us to believe that these unaudited condensed interim separate financial statements above mentioned in the introductory paragraph of this report have not been prepared in all material respects in accordance with International Accounting Standard 34.

Emphasis of Matter

Without qualifying our conclusion, we draw attention to Note 26 to the accompanying unaudited condensed interim separate financial statements, which Management has described the impact of the current economic context and of Covid-19 (Coronavirus) on the financial situation of the Company, as well as the possible alternatives that it is evaluating to face the maturities of its financial liabilities at the maturity date.

Report on compliance with current regulations

In accordance with current regulations, we report about IRSA PROPIEDADES COMERCIALES S.A. that:

a)
the unaudited condensed interim separate financial statements of IRSA PROPIEDADES COMERCIALES S.A. are being processed for recording in the "Inventory and Balance Sheet Book", and comply as regards those matters that are within our competence, except as mentioned before, with the provisions set forth in the Commercial Companies Law and in the corresponding resolutions of the National Securities Commission;

b)
the unaudited condensed interim separate financial statements of IRSA PROPIEDADES COMERCIALES S.A., except for its lack of transcription to the book Inventories and Balance Sheet Book. arise from accounting records carried in all formal aspects in conformity with the applicable legal provisions;

Free translation from the original prepared in Spanish for publication in Argentina

c)
we have read the additional information to the notes to the unaudited condensed interim separate financial statements required by section 68 of the listing regulations of the Buenos Aires Stock Exchange and by section 12 of Chapter III Title IV of the text of the National Securities Commission, on which, as regards those matters that are within our competence, we have no observations to make;

d)
as of March 31, 2020, the debt of IRSA PROPIEDADES COMERCIALES S.A. owed in favor of the Argentina Integrated Pension System which arises from accounting records and submissions amounted to Ps. 17,656,915 which was no claimable at that date.

Autonomous City of Buenos Aires, June 04, 2020.

PRICE WATERHOUSE & CO. S.R.L. (Partner) C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Walter Zablocky Public Accountant (UNLP) C.P.C.E.C.A.B.A. Tº 340 Fº 156	ABELOVICH, POLANO & ASOCIADOS S.R.L. (Partner) C.P.C.E.C.A.B.A. T° 1 F° 30 José Daniel Abelovich Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. T° 102 F° 191

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of March 31, 2020

I. Brief comment on the Group’s activities during the period. including references to significant events occurred after the end of the period.

COVID-19 PANDEMIC

The COVID-19 pandemic, originated in China and subsequently spread to numerous countries, including Argentina, is adversely impacting the global economy, the Argentine economy and the Company's business. Although the COVID-19 pandemic has had a national impact on the activity carried out by the Company, it is still too early to assess its full extent.

On March 12, 2020, the National Executive Power (NEP) decreed a health emergency to handle the crisis caused by COVID-19, and later, on March 19, the NEP issued a decree ordering social, preventive and mandatory isolation, which originally applied from March 20 to March 31, 2020 inclusive, and has been extended since then, and recently, by the measures adopted until June 7, 2020. The measures adopted in Argentina include the deceleration or suspension of most of the non-essential activities carried out by individuals and, consequently, are significantly affecting the national and regional economy and economic uncertainty is increasing, evidenced by an increase in asset price volatility.

The current estimated impacts of the COVID-19 pandemic on the Company as of the date of these financial statements are established below:

●
As a consequence of the social, preventive and compulsory isolation, the shopping centers across the country were closed, exclusively remaining operational those stores dedicated to activities considered essential such as pharmacies, supermarkets and banks, while some gastronomic and clothing stores are working by delivery and sale system by WhatsApp. In the interior of the country, In May, some provinces proceeded to relax isolation and open their commercial and recreational activities, such as Salta, where the Alto Noa shopping center is operating with a strict protocol that It includes reduced hours, social distancing and a rigorous control of security and hygiene.

●
Given the closure of the shopping centers, the Company has decided to postpone the maturity of the base rent and the collective promotion fund for the months of April and May 2020, prioritizing the long-term relationship with our tenants. Additionally, an increase in the delinquency rates of some tenants has been detected.

●
Regarding the offices, although the majority of tenants are working in home office mode, they are operating with strict safety and hygiene protocols. To date, we have not seen any deterioration in collection.

●
La Rural, the Convention Centers of Buenos Aires and Punta del Este and the DirecTV Arena stadium, establishments that the Company owns directly or indirectly, have also been closed since March 20. All scheduled conferences are suspended, much of the fairs and conventions have been postponed, while the shows scheduled at the DIRECTV Arena have been mostly canceled. The reopening date of these establishments is uncertain, as well as the future agenda of fairs, conventions and shows.

●
Financial instruments measured at fair value with counterpart in results: The current situation, both in the country and worldwide, generated great volatility in the markets, which generated a decrease of ARS 10,030,480 in the valuation of financial instruments measured at fair value

1

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of March 31, 2020

●
Regarding financial debt maturities for the next twelve months, IRSA CP has in September 2020 the maturity of Class IV Notes for a nominal value of USD 140 million and an equivalent of USD 27.3 million with banks. In this sense, IRSA CP is working on different financing alternatives with local banks (Syndicated loans and / or Bilateral loans) for estimated amounts in pesos equivalents of between 50 and 100 million dollars. Likewise, it could make debt transactions in the local capital market, either through new debt issuance or liability management operations, for estimated amounts between 40 and 100 million dollars. It should be also noted that in the event that the Argentine government achieves a successful debt restructuring agreement with international bondholders, IRSA CP could have access to international markets to refinance its debt maturities, as it is an issuer with wide recognition among foreign investors. Additionally, as part of our strategy, the company could sell part of its offices’ portfolio and / or land reserves that would generate additional funds. Lastly, it has a cash, equivalents, and short-term investments position as of March 31 for the equivalent of approximately USD 124.3 million.

The final extent of the Coronavirus outbreak and its impact on the country's economy is unknown and cannot be reasonably predicted. However, although it has produced significant short-term effects, they are not expected to affect business continuity. Although there are economic impacts in the short term, it is estimated that the company will be able to continue meeting its financial commitments for the next twelve months.

The Board of Directors is closely monitoring the situation and taking all necessary measures to preserve the human life and the Company's business.

2

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of March 31, 2020

Consolidated Results in current currency

(In ARS million)	IIIQ 20	IIIQ 19	YoY Var	9M 20	9M 19	YoY Var
Income from sales. leases and services(1)	1,944	2,401	-19.0%	7.340	7.858	-6.6%
Net gain from fair value adjustment on investment properties	-1,856	94	-2,078.9%	374	-10.479	-103.6%
Profit from operations	-462	1,425	-132.4%	5.582	-5.302	-205.3%
Depreciation and amortization	47	51	-6.2%	194	140	38.6%
Consolidated EBITDA(2)	-1,103	1,256	-187.9%	1.460	-6.258	-123.3%
Consolidated Adjusted EBITDA(2)	1,442	1,382	4.3%	5.152	5.317	-3.1%
Consolidated NOI(3)	1,665	2,051	-18.8%	6.050	6.693	-9.6%
Income Tax	239	-61	-	-1,045	2,055	-150.9%
Result for the period	-1,401	294	-577.2%	-1,671	-6,634	-74.8%
(1)
Does not include Incomes from Expenses and Promotion Funds
(2)
See Point XIV: EBITDA Reconciliation
(3)
See Point XV: NOI Reconciliation

Company’s income decreased by 6.6% during the nine-month period of fiscal year 2020 as compared to the same period of 2019, while Adjusted EBITDA decreased by 3.1% mainly explained by Shopping Malls segment whose adjusted EBITDA reached ARS 3,931 million, 16.6% lower than in the same period of fiscal year 2019, partially offset by the adjusted EBITDA of the Office segment, that grew 11.9%, reaching ARS 1,349 million.

Net result for the nine-month period of fiscal year 2020 registered a loss of ARS 1,671 million compared to a loss of ARS 6,634 million in the same period of 2019. This lower loss is explained by changes in the fair value of investment properties partially offset by a loss in net financial results, mainly due to the decrease in the price of the Company's bond holding. Additionally, there was a deferred income tax charge of ARS 1,045 million corresponding to the tax inflation adjustment for the period.

II. Shopping Malls

Shopping Malls’ Operating Indicators

	IIIQ 20	IIQ 20	IQ 20	IVQ 19	IIIQ 19
Gross leasable area (sqm)	332,642	332,812	332,277	332,150	332,774
Tenants’ sales (3 months cumulative in current currency)	16,204	26,571	22,137	22,193	18,396
Occupancy	94.8%	95.0%	94.3%	94.7%	94.5%

During the nine-month period of fiscal year 2020, our tenants’ sales reached ARS 64,912 million, 3.7% lower, in real terms, than the same period of 2019. During the third quarter there was a decrease of 11.9% in sales affected by the second half of March without operations due to the isolation decreed as a consequence of COVID-19. Excluding that 15-day period of the quarter in which shopping centers were closed, tenant sales grew 5.8% compared to the same period in 2019, showing that consumption had been recovering and growing in real terms before the pandemic.

Our portfolio’s leasable area totaled 332,642 sqm during the quarter, in line with the same period of previous fiscal year. Portfolio’s occupancy remained stable at approximately 94.8%.

3

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of March 31, 2020

Shopping Malls’ Financial Indicators

(in ARS million)	IIIQ 20	IIIQ 19	YoY Var	9M 20	9M 19	YoY Var
Income from sales. leases and services	1,417	1,775	-20.2%	5,345	6,311	-15.3%
Net gain from fair value adjustment on investment properties	-1,689	-401	320.7%	-3,711	-15,130	-75.5%
Profit from operations	-649	885	-173.3%	128	-10,510	-101.2%
Depreciation and amortization	14	27	-47.0%	92	94	-2.1%
EBITDA(1)	-635	912	-169.6%	220	-10,416	-102.1%
Adjusted EBITDA(1)	1,054	1,313	-19.7%	3,931	4,714	-16.6%
NOI(2)	1,176	1,492	-21.2%	4,599	5,462	-15.8%
(1)
See Point XIV: EBITDA Reconciliation
(2)
See Point XV: NOI Reconciliation

Income from this segment decreased 15.3% during the nine-month period of fiscal year 2020, compared with same period of previous fiscal year, mainly due to the impact of fix components that did not accompany tenants sales recovery in the period, especially during first semester, such as base rents that decreased 23.4% in real terms and admission rights that decreased 9.1%, as well as the inclusion in the previous fiscal year of an extraordinary income of ARS 146 million as compensation for Walmart’s contract termination in Dot Baires Shopping. Costs, administrative and marketing expenses (SG&A) of the segment decrease by approximately 10.5%.

Adjusted EBITDA reached ARS 3,931 million, 16.6% lower than the same period of fiscal year 2019, mainly due to higher commercial discounts granted during the nine-month period of fiscal year 2020. Adjusted EBITDA margin, excluding income from expenses and collective promotion fund, was 73.6%, 1.1 bps lower than in the same period of previous fiscal year.

Operating data of our Shopping Malls

	Date of acquisition	Location	Gross Leasable Area (sqm)(1)	Stores	Occupancy (2)	IRSA CP Interest (3)
Alto Palermo	Dec-97	City of Buenos Aires	18,655	136	98.1%	100%
Abasto Shopping(4)	Nov-99	City of Buenos Aires	36,760	164	97.9%	100%
Alto Avellaneda	Dec-97	Province of Buenos Aires	38,330	127	99.3%	100%
Alcorta Shopping	Jun-97	City of Buenos Aires	15,725	114	99.1%	100%
Patio Bullrich	Oct-98	City of Buenos Aires	11,396	89	92.5%	100%
Buenos Aires Design(5)	Nov-97	City of Buenos Aires	-	-	-	-
Dot Baires Shopping	May-09	City of Buenos Aires	48,805	167	75.7%	80%
Soleil	Jul-10	Province of Buenos Aires	15,156	79	98.3%	100%
Distrito Arcos	Dec-14	City of Buenos Aires	14,335	65	94.5%	90.0%
Alto Noa Shopping	Mar-95	Salta	19,313	85	99.8%	100%
Alto Rosario Shopping(4)	Nov-04	Santa Fe	33,681	141	98.7%	100%
Mendoza Plaza Shopping	Dec-94	Mendoza	42,893	128	98.0%	100%
Córdoba Shopping	Dec-06	Córdoba	15,361	104	98.8%	100%
La Ribera Shopping	Aug-11	Santa Fe	10,530	68	99.4%	50%
Alto Comahue	Mar-15	Neuquén	11,702	95	96.6%	99.95%
Patio Olmos(6)	Sep-07	Córdoba
Total			332,642	1,562	94.8%
(1) Corresponds to gross leasable area in each property. Excludes common areas and parking spaces.
(2) Calculated dividing occupied square meters by leasable area as of the last day of the fiscal period.
(3) Company’s effective interest in each of its business units.
(4) Excludes Museo de los Niños (3,732 square meters in Abasto and 1,261 square meters in Alto Rosario).
(5) End of concession December 5, 2018
(6) IRSA CP owns the historic building of the Patio Olmos shopping mall in the Province of Córdoba, operated by a third party.

4

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of March 31, 2020

Cumulative tenants’ sales as of March 31

(per Shopping Mall. in ARS million)	IIIQ 20	IIIQ 19	YoY Var	9M 20	9M 19	YoY Var
Alto Palermo	1,898	2,257	-15.9%	8,084	8,248	-2.0%
Abasto Shopping	2,022	2,369	-14.6%	8,191	8,892	-7.9%
Alto Avellaneda	1,741	2,100	-17.1%	7,254	7,948	-8.7%
Alcorta Shopping	1,165	1,231	-5.4%	4,820	4,663	3.4%
Patio Bullrich	802	852	-5.9%	3,211	3,053	5.2%
Buenos Aires Design	-	-	-	-	534	-100.0%
Dot Baires Shopping(1)	1,633	1,772	-7.8%	6,445	6,782	-5.0%
Soleil	777	1,003	-22.5%	3,348	3,530	-5.2%
Distrito Arcos	878	864	1.6%	3,768	3,238	16.4%
Alto Noa Shopping	809	907	-10.8%	2,824	3,000	-5.9%
Alto Rosario Shopping	1,745	1,812	-3.7%	6,629	6,481	2.3%
Mendoza Plaza Shopping	1,386	1,561	-11.2%	4,935	5,227	-5.6%
Córdoba Shopping	498	598	-16.7%	2,033	2,190	-7.2%
La Ribera Shopping(2)	357	438	-18.5%	1,373	1,522	-9.8%
Alto Comahue	493	632	-22.0%	1,997	2,120	-5.8%
Total	16,204	18,396	-11.9%	64,912	67,428	-3.7%
(1) End of concession December 5, 2018
(2) Through our joint venture Nuevo Puerto Santa Fe S.A.

Cumulative tenants’ sales per type of business (1)

(per Type of Business. in ARS million)	IIIQ 20	IIIQ 19	YoY Var	9M 20	9M 19	YoY Var
Anchor Store	834	958	-12.9%	3,441	3,598	-4.4%
Clothes and Footwear	8,312	9,682	-14.1%	35,783	37,219	-3.9%
Entertainment	590	670	-11.9%	2,037	2,120	-3.9%
Home	342	389	-12.1%	1,331	1,558	-14.6%
Restaurant	2,067	2,316	-10.8%	7,291	7,644	-4.6%
Miscellaneous	2,508	2,486	0.9%	9,026	8,669	4.1%
Services	226	246	-8.1%	758	822	-7.8%
Electronic appliances	1,325	1,649	-19.6%	5,245	5,798	-9.5%
Total	16,204	18,396	-11.9%	64,912	67,428	-3.7%

Revenues from cumulative leases as of March 31

(in ARS million)	IIIQ 20	IIIQ 19	YoY Var	9M 20	9M 19	YoY Var
Base Rent (1)	759	1,084	-30.0%	2,577	3,362	-23.4%
Percentage Rent	264	283	-6.7%	1,406	1,266	11.1%
Total Rent	1,024	1,369	-25.2%	3,983	4,628	-13.9%
Revenues from non-traditional advertising	36	16	134.7%	139	135	2.7%
Admission rights	197	236	-16.5%	687	756	-9.1%
Fees	25	27	-5.0%	76	88	-13.7%
Parking	74	92	-19.9%	279	351	-20.6%
Commissions	43	48	-9.4%	142	179	-20.5%
Others	17	-12	-	38	173	-77.7%
Subtotal (2)	1,417	1,776	-20.2%	5,345	6,311	-15.3%
Expenses and Collective Promotion Funds	776	860	-9.8%	2,310	2,463	-6.2%
Total	2,193	2,636	-16.8%	7,655	8,774	-12.7%
(1)
Includes Revenues from stands for ARS 400.5 million cumulative as of December 2019
(2)
Does not include Patio Olmos.

5

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of March 31, 2020

III. Offices

The A+ office market in the City of Buenos Aires remains robust even in times of pandemic, showing its resilience, the high quality of the tenants who occupy them and waiting for the situation to begin to normalize. The price of Premium commercial spaces remains at levels of USD 4,900 per square meter while rental prices slightly decreased at USD 27.2 when compared with same period of previous fiscal year. per square meter for the A+ segment. The vacancy of the premium segment reached 7.8%.

As concerns the A+ office market in the Northern Area, we have noted a significant improvement in the price of units during the last 10 years, and we believe in its potential during the next years. Nevertheless, rental prices show a downward trend around USD 26.0 per square meter.

Sale and Rental Prices of A+ Offices – City of Buenos Aires

                                                                                                                                                                                Source: LJ Ramos

Sale and Rental Prices of A+ Offices – Northern Area
                                                                                                                                                                                Source: LJ Ramos

Offices’ Operating Indicators

	IIIQ 20	IIQ 20	IQ 20	IVQ 19	IIIQ 19
Leasable area	115,640	115,640	115,640	115,378	83,205
Total Occupancy	87.0%	88.7%	88.1%	88.3%	91.4%
Class A+ & A Occupancy	93.9%	97.1%	96.6%	97.2%	95.0%
Class B Occupancy	53.2%	47.5%	46.2%	45.0%	79.6%
Rent USD/sqm	26.6	26.9	26.6	26.4	26.3

Gross leasable area was 115,640 sqm as of the third three-month period of fiscal year 2020, highly increased when compared to the same period of previous year due to the inauguration of the Zetta building in May 2019.

Portfolio average occupancy slightly decreases compared to previous quarters reaching 87.0%, mainly due to a slightly higher vacancy in our premium portfolio (class A+&A), whose occupancy reached 93.9%. The average rental price reached USD 26.6 per sqm in line with previous quarters.

6

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of March 31, 2020

(in ARS million)	IIIQ 20	IIIQ 19	YoY Var	9M 20	9M 19	YoY Var
Revenues from sales. leases and services	538	609	-11.6%	1,698	1,470	15.5%
Net gain from fair value adjustment on investment properties.	-132	608	-121.6%	3,331	4,668	-28.6%
Profit from operations	271	1.119	-75.8%	4,651	5,849	-20.5%
Depreciation and amortization	11	11	-2.1%	29	25	16.0%
EBITDA(1)	283	1.130	-75.0%	4,680	5,874	-20.3%
Adjusted EBITDA (1)	414	522	-20.7%	1,349	1,206	11.9%
NOI(2)	489	583	-16.1%	1,569	1,361	15.3%
(1)
See Point XIV: EBITDA Reconciliation
(2)
See Point XV: NOI Reconciliation

In real terms, during the nine-month period of fiscal year 2020, revenues from the offices segment increased by 15.5% compared to the same period of 2019. Adjusted EBITDA from this segment grew 11.9% compared to the same period of the previous year due to the positive impact of the devaluation in our dollar-denominated contracts and the effect of inauguration and income flattening of the Zetta building. Adjusted EBITDA margin was 79.5%, 2.5 bps higher than the same period of previous year.

Below is information on our office segment and other rental properties as of March 31, 2020.

	Date of Acquisition	Gross Leasable Area (sqm)(1)	Occupancy (2)	IRSA CP’s Actual Interest

Offices
República Building	12/22/2014	19,885	86.9%	100%
Bankboston Tower	12/22/2014	14,865	96.4%	100%
Intercontinental Plaza	12/22/2014	2,979	100.0%	100%
Bouchard 710	12/22/2014	15,014	92.5%	100%
Suipacha 652/64	12/22/2014	11,465	31.2%	100%
Dot Building	11/28/2006	11,242	92.6%	80%
Philips	06/05/2017	8,017	84.6%	100%
Zetta	05/06/2019	32,173	97.5%	80%
Subtotal Offices		115,640	87.0%	N/A

Other Properties
Nobleza Piccardo(4)	05/31/2011	109,610	22.5%	50%
Other Properties(3)	N/A	7,305	N/A	N/A
Subtotal Other Properties		116,915	N/A	N/A

Total Offices and Others		232,555	N/A	N/A
(1) Corresponds to the total leasable surface area of each property as of March 31, 2020. Excludes common areas and parking spaces.
(2) Calculated by dividing occupied square meters by leasable area as of March 31, 2020.
(3) Includes the following properties: Dot Adjoining Plot, Anchorena 665 and Intercontinental plot of land.
(4) Through Quality Invest S.A.

7

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of March 31, 2020

IV. Sales & Developments and Others

The segment “Others” includes the Fair, Convention Center and Entertainment activities through the indirect stake in La Rural S.A. and La Arena S.A.

	Sales and Developments			Others
in ARS Million	9M 20	9M 19	YoY Var	9M 20	9M 19	YoY Var
Revenues	295	53	456.6%	58	90	-35.6%
Net gain from fair value adjustment on investment properties.	955	282	238.7%	54	-206	-
Profit from operations	1,091	213	412.2%	22	-646	-
Depreciation and amortization	4	6	-33.3%	32	9	255.6%
EBITDA(1)	1,095	219	400.0%	54	-637	-108.5%
Adjusted EBITDA(1)	-110	-63	74.6%	-	-431	-100.0%
NOI(2)	-73	12	-708.3%	20	-17	-
(1)
See Point XIV: EBITDA Reconciliation
(2)
See Point XV: NOI Reconciliation

Revenues from Sales and Developments segment increased by 456.6% in real terms during the nine-month period of fiscal year 2020 due to COTO Supermarket airspace barter agreement. Adjusted EBITDA of this segment was negative ARS 110 million while adjusted EBITDA for “Others” segment was ARS 0.

V. CAPEX

The works that the company had in progress before the emergence of COVID-19 have been suspended due to the interruption of construction activity in the city of Buenos Aires on March 20. To date, this activity is working with restrictions. Although this suspension will generate a delay in the opening dates, the company hopes to be able to finish its two most important taking all necessary precautions at the current situation.

200 Della Paolera - Catalinas building

The building under construction will have 35,000 sqm of GLA consisting of 30 office floors and 316 parking spaces and is located in the “Catalinas” area in the City of Buenos Aires, one of the most sought-after spots for Premium office development in Argentina. The company owns 30,832 square meters consisting of 26 floors and 272 parking spaces in the building. As of March 31, 2020, work progress was 95.0%. As of today, we have 61.5% of the IRSA CP's own GLA sqm with signed lease agreements and there are good commercialization prospects for the rest of the surface.

Alto Palermo Expansion

Alto Palermo shopping mall expansion consists in moving the food court to a third level by using the area of an adjacent building acquired in 2015. This expansion will add a gross leasable area of approximately 3,900 square meters to the shopping mall with the highest sales per square meter in our portfolio. Work progress as of March 31, 2020 was 62.0%.

VI. Reconciliation with Consolidated Income Statement

Below is an explanation of the reconciliation of the Company’s total income by segment with its consolidated Income Statement. The difference lies in the presence of joint ventures included in the Income Statement per segment but not in the Income Statement.

8

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of March 31, 2020

For the nine-month period ended March 31, 2019

Item (stated in ARS million)	Income by Segment	Expenses and Collective Promotion Funds	Adjustment for share of profit / (loss) of joint ventures (1)	Income Statement
Revenues	7,396	2,489	55	9,830
Costs	-674	-2,580	-31	-3,223
Gross profit	6,722	-91	24	6,607
Net income from changes in the fair value of investment property	629	-	255	374
General and administrative expenses	-936	-	-6	-930
Selling expenses	-514	-	-14	-500
Other operating results, net	-8	23	-17	32
Profit from operations	5,892	-68	242	5,582
(1) Includes operating results from La Ribera Shopping and San Martín Plot (ex Nobleza Picardo) (50%).

VII. Consolidated Financial Debt

As of March 31, 2020, IRSA Propiedades Comerciales S.A. had a net debt of USD 359.6 million. Below is a detail of IRSA Propiedades Comerciales S.A.’s debt:

Description	Currency	Amount (USD MM)(1)	Interest Rate	Maturity
Bank loans and overdrafts	ARS	16.4	-	< 360 d
IRCP NCN Class IV(2)	USD	129.8	5.0%	Sep-20
PAMSA loan	USD	32.4	Fixed	Feb-23
IRCP NCN Class II	USD	360.0	8.75%	Mar-23
IRSA CP’s Total Debt	USD	538.6
Cash & Cash Equivalents + Investments (3)	USD	124,3
Intercompany Credit	USD	54.7
IRSA CP’s Net Debt	USD	359.6
(1)
Principal amount at an exchange rate of ARS 64.469, without considering accrued interest or eliminations of balances with subsidiaries.
(2)
Net of repurchases.
(3)
Includes Cash and cash equivalents and Investments in Current Financial Assets (includes related companies notes holding)

VIII. Dividends

Pursuant to Argentine law, the distribution and payment of dividends to shareholders is only valid if they result from realized and net profits of the Company pursuant to annual financial statements approved by the shareholders. The approval, amount and payment of dividends are subject to the approval by our shareholders at our annual ordinary shareholders’ meeting. The approval of dividends requires the affirmative vote of a majority of the shares entitled to vote at the meeting.

Pursuant to Argentine law and our by-laws, net and realized profits for each fiscal year are allocated as follows:

●
5% of such net profits is allocated to our legal reserve, until such reserve amounts to 20% of our capital stock;

●
a certain amount determined at a shareholders’ meeting is allocated to the compensation of our directors and the members of our Supervisory Committee; and

●
additional amounts are allocated to the payment of dividends, optional reserve, or to set up reserves for any other purpose as determined by our shareholders.

The following table illustrates the ratio between the amounts paid as dividends and the total amount paid in historical currency as dividends on each fully paid-in common share for the fiscal years mentioned. Amounts in Pesos are stated in historical Pesos as of their respective payment dates.

9

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of March 31, 2020

Year	Cash dividends	Stock dividends	Total per share
	(ARS)		(ARS)
2006	29,000,000	-	0.0372
2007	47,000,000	-	0.0601
2008	55,721,393	-	0.0712
2009	60,237,864	-	0.0770
2010	56,000,000	-	0.0716
2011	243,824,500	-	0.1936
2012	294,054,600	-	0.2334
2013	306,500,000	-	0.2432
2014	407,522,074	-	0.3234
2015	437,193,000	-	0.3469
2016	283,580,353	-	0.2250
2017	770,000,000	-	6.1000(1)
2018	680,000,000	-	5.3962
2019	545,000,000	-	4.3249
2020	595,000,000	-	4.7217
(1) In FY 17 the face value of IRCP’s shares was changed from ARS 0.10 to ARS 1 per share.

On November 13, 2019, IRSA Propiedades Comerciales distributed among its shareholders a cash dividend in an amount of ARS 595,000,000 equivalent to 472.1696% of the stock capital, an amount per share of ARS 4.7217 (1 par value) and an amount per ADR of ARS 18.8868 (Argentine Pesos per ADR).

IX. Material and Subsequent Events

February 2020: Conversion of preferred shares into ordinary TGLT shares

On December 11, 2019, and in compliance with the contracts signed with TGLT on August 8, 2019, under the recapitalization agreement, IRCP exchanged all the Convertible Negotiable Obligations of said company that were in its possession. Likewise, it subscribed preferred shares making the contribution in kind of 100% of the shares of the company La Maltería S.A., owner of the property known as Maltería Hudson, for a value of USD 24 million.

IRSA Commercial Properties obtained 21,600,000 Class A preferred shares and 24,948,798 Class B preferred shares in addition to its holding of 3,003,990 common shares.

On February 10, 2020, TGLT's Board of Directors determined the mandatory conversion of its Convertible Negotiable Obligations and preferred shares with immediate effect, that is how IRCP converted its TGLT Class A and B preferred shares into company common shares. As a consequence of said transaction, IRCP owns as of March 31 the amount of 279,502,813 ordinary shares of TGLT, representing 30.2% of its share capital.

May 2020: Credit Line Addendum

On May 13, the Company's Board of Directors approved an addendum to the credit line agreement granted to IRSA Inversiones y Representaciones S.A. (“IRSA”) and / or its subsidiaries that do not consolidate with the Company for up to USD 180,000,000 (one hundred and eighty million US dollars) subject to the following conditions: (i) the credit line may be granted in US dollars or in Argentine pesos and (ii) the rest of the conditions of the credit line agreement remain in force.

10

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of March 31, 2020

X. Summary Comparative Consolidated Balance Sheet

(in ARS million)	03.31.2020	03.31.2019
Non-current assets	92,301	84,829
Current assets	18,498	12,858
Total assets	110,798	97,687
Equity attributable to the holders of the parent	49,610	50,676
Non-controlling interest	2,963	2,401
Total shareholders’ equity	52,573	53,077
Non-current liabilities	45,048	41,663
Current liabilities	13,178	2,947
Total liabilities	58,225	44,610
Total liabilities and shareholders’ equity	110,798	97,687

XI. Summary Comparative Consolidated Income Statement

(in ARS million)	03.31.2020	03.31.2019
(Loss) / Profit from operations	5,582	-5,302
Share of profit of associates and joint ventures	233	238
(Loss) / Profit from operations before financing and taxation	5,816	-5,064
Financial income	378	101
Financial cost	-2,434	-2,571
Other financial results	-4,483	-1,079
Inflation adjustment	97	-74
Financial results. net	-6,441	-3,625
(Loss) / Profit before income tax	-626	-8,689
Income tax	-1,045	2,055
Result for the period	-1,671	-6,634

Attributable to:
Equity holders of the parent	-1,762	-6,837
Non-controlling interest	91	203

XII. Summary Comparative Consolidated Cash Flow

(in ARS million)	03.31.2020	03.31.2019
Net cash generated from operating activities	4,808	3,599
Net cash used in investing activities	-4,631	-4,789
Net cash used in financing activities	-3,472	-2,756
Net decrease in cash and cash equivalents	-3,295	-3,946
Cash and cash equivalents at beginning of year	5,695	7,687
Financial Results from cash and cash equivalents	268	197
Inflation adjustment	-35	-35
Cash and cash equivalents at period-end	2,633	3,903

XIII.
Comparative Ratios

(in ARS million)	03.31.2020		03.31.2019
Liquidity
CURRENT ASSETS	18,498	1.40	12,858	4.36
CURRENT LIABILITIES	13,178		2,947
Indebtedness
TOTAL LIABILITIES	58,225	1.17	44,610	0.88
SHAREHOLDERS’ EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	49,610		50,676
Solvency
SHAREHOLDERS’ EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	49,610	0.85	50,676	1.14
TOTAL LIABILITIES	58,225		44,610
Capital Assets
NON-CURRENT ASSETS	92,301	0.83	84,829	0.87
TOTAL ASSETS	110,798		97,687

11

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of March 31, 2020

XIV.
EBITDA Reconciliation

In this summary report we present EBITDA and Adjusted EBITDA. We define EBITDA as profit for the period excluding: (i) interest income; (ii) interest expense; (iii) income tax expense; and (iv) depreciation and amortization. We define Adjusted EBITDA as EBITDA (less Coto Airspace Barter Agreement result and main related expenses) minus (i) total financial results, net other than interest expense, net (mainly foreign exchange differences, net gains/losses from derivative financial instruments; gains/losses of financial assets and liabilities at fair value through profit or loss; and other financial results, net) and minus (ii) share of profit of associates and joint ventures and minus (iii) realized and unrealized results due to the revaluation of the fair value of investment properties.

EBITDA and Adjusted EBITDA are non-IFRS financial measures that do not have standardized meanings prescribed by IFRS. We present BITDA and adjusted EBITDA because we believe they provide investors supplemental measures of our financial performance that may facilitate period-to-period comparisons on a consistent basis. Our management also uses EBITDA and Adjusted EBITDA from time to time, among other measures, for internal planning and performance measurement purposes. EBITDA and Adjusted EBITDA should not be construed as an alternative to profit from operations, as an indicator of operating performance or as an alternative to cash flow provided by operating activities, in each case, as determined in accordance with IFRS. EBITDA and Adjusted EBITDA, as calculated by us, may not be comparable to similarly titled measures reported by other companies. The table below presents a reconciliation of profit for the relevant period to EBITDA and Adjusted EBITDA for the periods indicated:

For the nine-month period ended March 31 (in ARS million)
	2020	2019
Result for the period	-1,671	-6,634
Interest income	-378	-101
Interest expense	2,270	2,392
Income tax expense	1,045	-2,055
Depreciation and amortization	194	140
EBITDA	1,460	-6,258
(Gain) / loss from fair value of investment properties	-374	10,479
Share of profit of associates and joint ventures	-233	-238
Foreign exchange differences, net	3,504	2,964
Loss/Gain from derivative financial instruments	36	-528
Fair value loss/gains of financial assets and liabilities at fair value through profit or loss	1,030	-1,351
Other financial costs	164	180
Repurchase of non-convertible notes	-88	-5
Gain from barter agreement – Coto Airspace	-250	-
Inflation adjustment	-97	74
Adjusted EBITDA	5,152	5,317
Adjusted EBITDA Margin(1)	70.2%	67.7%
(1) Adjusted EBITDA margin is calculated as Adjusted EBITDA, divided by income from sales, rents and services.

XV.
NOI Reconciliation

In addition, we present in this summary report Net Operating Income or “NOI” which we define as gross profit from operations (not including Coto Airspace Barter Agreement nor the main related expenses), less commercialization expenses, plus Net realized Result from changes in the fair value of investment properties (not including Caballito Barter Agreement), plus Depreciation and amortization.

12

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of March 31, 2020

NOI is a non-IFRS financial measure that does not have a standardized meaning prescribed by IFRS. We present NOI because we believe it provides investors a supplemental measure of our financial performance that may facilitate period-to-period comparisons on a consistent basis. Our management also uses NOI from time to time, among other measures, for internal planning and performance measurement purposes. NOI should not be construed as an alternative to profit from operations, as an indicator of operating performance or as an alternative to cash flow provided by operating activities, in each case, as determined in accordance with IFRS. NOI, as calculated by us, may not be comparable to similarly titled measures reported by other companies. The table below presents a reconciliation of profit from operations to NOI for the periods indicated:

For the nine-month period ended March 31 (in ARS million)
	2020	2019
Gross profit	6,607	7,056
Selling expenses	-500	-503
Gain from barter agreement – Coto Airspace	-250	-
Depreciation and amortization	194	140
NOI (unaudited)	6,050	6,693

XVI.
FFO Reconciliation

We also present in this summary report Adjusted Funds From Operations attributable to the controlling interest (or “Adjusted FFO”), which we define as Total profit for the year or period plus (i) depreciation and amortization minus (ii) net gain from fair value adjustments of investment properties minus inflation adjustment minus (iii) total financial results, net excluding Financial interest net foreign exchange differences net, gain/loss from derivative financial instruments, fair value gains of financial assets and liabilities at fair value through profit or loss. Other financial results net, plus (iv) deferred income tax and minus (v) non-controlling interest net from fair value, less results from associates and joint ventures.

Adjusted FFO is a non-IFRS financial measure that does not have a standardized meaning prescribed by IFRS. Adjusted FFO is not equivalent to our profit for the period as determined under IFRS. Our definition of Adjusted FFO is not consistent and does not comply with the standards established by the White Paper on funds from operations (FFO) approved by the Board of Governors of the National Association of Real Estate Investment Trusts (“NAREIT”), as revised in February 2004, or the “White Paper.”

We present Adjusted FFO because we believe it provides investors a supplemental measure of our financial performance that may facilitate period-to-period comparisons on a consistent basis. Our management also uses Adjusted FFO from time to time, among other measures, for internal planning and performance measurement purposes. Adjusted FFO should not be construed as an alternative to profit from operations, as an indicator of operating performance or as an alternative to cash flow provided by operating activities, in each case, as determined in accordance with IFRS. Adjusted FFO, as calculated by us, may not be comparable to similarly titled measures reported by other companies. The table below presents a reconciliation of profit from operations to Adjusted FFO for the periods indicated:

For the nine-month period ended March 31 (in ARS million)
	2020	2019
Total loss / profit for the period	-1,671	-6,634
Result from fair value adjustments of investment properties	-374	10,479
Depreciation and amortization	194	140
Foreign exchange differences. net	3,504	2,964
Loss/Gain from derivative financial instruments	36	-528
Fair value loss/gain of financial assets and liabilities at fair value through profit or loss	1,030	-1,352
Other financial costs	164	180
Deferred income tax	1,022	-2,121
Non-controlling interest	-91	-204
Share of profit of associates and joint ventures	-233	-238
Inflation adjustment	-97	74
Adjusted FFO	3,483	2,760

13

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of March 31, 2020

XVII. Brief comment on prospects for the fiscal year

The year 2020 is projected as a great challenge for the shopping center industry. As is public knowledge and was mentioned at the beginning of this review, as a consequence of the social, preventive and compulsory isolation, the shopping centers throughout the country were closed on March 20 of this year, leaving exclusively those local dedicated to essential activities such as pharmacies, supermarkets and banks.

The Company has decided to postpone the maturity of the base rent and the collective promotion fund for the months of April and May 2020, prioritizing the long-term relationship with our tenants. Additionally, an increase in the delinquency rates of some tenants has been detected. This will have a significant impact on the revenues of this segment in the fourth quarter of fiscal year 2020. The office segment operated normally during those months.

Entertainment segment has also been affected by social, preventive, and compulsory isolation. La Rural, the Convention Centers of Buenos Aires and Punta del Este and the DirecTV Arena stadium, establishments that the Company owns directly or indirectly, have been closed since March 20. All scheduled conferences are suspended, much of the fairs and conventions have been postponed, while the shows scheduled at the DirecTV Arena have been mostly canceled. The reopening date of these establishments is uncertain, as well as the future agenda of fairs, conventions and shows.

Looking ahead to the next financial year and hoping that Shopping Centers activity will evolve according to the economic recovery, we will work on reducing and making the cost structure more efficient. We are working together with all the tenants of our shopping centers for a gradual, progressive reopening and following a strict protocol of safety and hygiene, giving them all our support to face the unprecedented challenge that the closure of operations represents. In May, in the interior of the country some provinces proceeded to relax isolation and open their commercial and recreational activities, such as the case of Salta, where the Alto Noa shopping center is operating under a protocol that includes reduced hours, social distancing and strict security and hygiene control. Additionally, Mendoza province, by administrative decision 903/2020, has authorized the opening of its shopping centers, including Mendoza Plaza, which we hope will soon open its doors.

The Board of Directors of the Company will continue evaluating financial, economic, and / or corporate tools that allow the Company to improve its position in the market in which it operates and have the necessary liquidity to meet its obligations. Within the framework of this analysis, the indicated tools may be linked to corporate reorganization processes (merger. spin-off or a combination of both), disposal of assets in public and / or private form that may include real estate as well as negotiable securities owned by the Company. incorporation of shareholders through capital increases through the public offering of shares to attract new capital, repurchase of shares and instruments similar to those described that are useful to the proposed objectives.

The Company keeps its commitment to preserve the health and well-being of its clients, employees, tenants and the entire population, constantly reassessing its decisions in accordance with the evolution of events, the regulations that are issued and the guidelines of the competent authorities.

Saúl Zang

First Vice-Chairman in exercise of
the presidency

14